annual report 2002


Stable credit quality
core business
financial solutions Asset allocation to minimize risk and enhance returns Accurate, reliable execution of complex
multiple generations of client families A business design that helps our clients
multiple jurisdictions
ound advice and strategic
pansion and acquisition
during relationships with
ommitment to excellence and accountability in practice for 100 years
ew markets and opportunities
communities thrive

WILMINGTON TRUST

In 2003, Wilmington Trust celebrates 100 years of capital strength, consistent profitability, and superior client service. Although many things are different from the day we opened in 1903, the values on which we were founded – integrity, stability, and excellence – remain unchanged. They have guided our first century of success, and they continue to inspire our pursuit of solutions that help our clients, staff, and shareholders succeed.

As we begin our second century, we are fortunate to have relationships with clients throughout the Delaware Valley region, across the United States, and around the world. As they did 100 years ago, the individuals, families, privately held businesses, large corporations, and institutions who are our clients today rely on our customized financial solutions, and our advisory, investment, fiduciary, and banking expertise, to help them grow, manage, and protect their wealth.

Year in brief

	2002	2001	% change
Net interest income	$ 276.5	$ 258.8	6.8%
Noninterest income	262.2	228.0	15.0
Noninterest expense	309.9	276.9	11.9
Net income	133.2	125.2	6.4
Net income per share (diluted)	$ 2.01	$ 1.90	5.8
Dividends paid per share	$ 1.005	$ 0.945	6.3
Average balances			
Total assets	$7,661.0	$7,229.2	6.0%
Loan balances	5,691.2	5,235.3	8.7
Reserve for loan losses	83.0	77.8	6.7
Core deposits	3,981.2	3,675.0	8.3
Stockholders' equity	719.6	640.8	12.3
Assets under management			
Wilmington Trust Company	$ 21.7	$ 23.8	(8.8)%
Cramer Rosenthal McGlynn	3.5	4.6	(23.9)
Roxbury Capital Management	3.7	7.7	(51.9)
Combined assets under management	28.9	36.1	(19.9)
Selected statistics			
Return on assets	1.74%	1.73%	
Return on equity	18.50%	19.53%	
Net interest margin	4.02%	4.02%	
Full-time equivalent staff	2,361	2,316	
Weighted average shares outstanding (diluted)	66,301	65,942	

100 years of Growth

A century of experience in wealth management
Stability across changing market conditions
record net income and earnings per share
Solid growth
cycles
Our strength is serving families over long periods of time
services that support capital markets transactions
Trustee and administrative services
Double-digit growth in corporate client revenue
Working capital and financing for privately held businesses
Banking services that help clients manage everyday personal finances
Double-digit growth in wealth advisory revenue

To our stockholders: 2002 was a difficult year for our economy – and a remarkable year for our company. Each of our businesses experienced growth, and the diversified stream of revenue they generated helped to mitigate the impact of the economic environment on our earnings. Net income reached a record high of $133.2 million, or $2.01 per share.

These results were achieved despite economic malaise that persisted throughout the year. Concerns mounted about the potential for military conflict and a wave of corporate scandals shook investor confidence. The equity markets were plagued by turbulence and fell for the third consecutive year.

In the wake of these converging forces, Wilmington Trust thrived. Our advisory businesses achieved double-digit growth against financial markets that posted double-digit declines. In our regional banking business, loan balances topped $6 billion for the first time. Credit quality remained stable. Core deposits exceeded $4 billion.

Throughout the company, we developed relationships with new clients and we deepened relationships with established clients. We made significant acquisitions, entered important new markets, and added distinctive new products – all while keeping expenses in check. Most importantly, our staff provided superior service to our clients.

As they have every year since 1982, our consistent earnings and strong capital position enabled us to increase our cash dividend. This marks the 21st year in a row that we have raised our dividend, a track record that places us in the company of a select few. According to Mergent's Dividend Achievers, of all the publicly held companies that trade on the New York Stock Exchange, the NASDAQ, or the American Stock Exchange, only 159 have raised their dividends for 20 or more consecutive years.

In June, we declared a two-for-one stock split, which increased the number of WL shares outstanding to more than 65 million.

Capital strength, consistent profitability, superior client service – these characteristics have prevailed at our company since its inception in 1903. A century later, we celebrate our centennial with a continued commitment to delivering the stability, security, and service that have guided our first 100 years of success.

Our results – record high net income of $133 million and $2.01 per share – were achieved in one of the most economically challenging years in recent memory

We undertook a number of initiatives in 2002 that illustrate our measured and deliberate approach to expansion. The acquisitions we made, the products we introduced, and the changes we implemented enhanced our ability to capture opportunities where we see the greatest potential for success.

The Delaware Valley economy remained resilient, and the strength of our banking business helped mitigate the impact of volatility in the financial markets

In January, we made a significant addition to our wealth advisory capabilities by acquiring Balentine & Company, an investment counseling firm based in Atlanta. The Balentine strategy uses forward-looking analyses of capital markets to bring clients a combination of optimal diversification strategies, best-in-class investment managers, and portfolio rebalancing. By working only with independent money managers, the Balentine strategy achieves objectivity. The response to this offering has been overwhelmingly positive.

The Balentine acquisition gave us access to one of the fastest-growing high-net-worth markets in the United States. In February, we opened a trust office adjacent to Balentine's headquarters in Atlanta, and the Balentine office in Nashville added to the list of locations where we have a physical presence.

In recent years we have taken steps to ensure that our investment choices encompass the full spectrum of asset classes and styles. We added a private equity capability in February, when we acquired an interest in Camden Partners, a Baltimore-based private equity and fund-of-funds manager.

We leveraged our relationship with Camden Partners by opening a trust office at their Inner Harbor location. Later in the year, we relocated the headquarters of our federal savings bank subsidiary, which has provided the platform for our national expansion, from Salisbury, Maryland, to our Baltimore office.

The international scope of our corporate client business was substantially strengthened in April, when we completed the acquisition of SPV Management Limited, which added five European jurisdictions to the list of locales in which we are authorized to perform specialty trustee and administrative services. SPV Management is a leading supplier of management services that support structured finance transactions in England, Ireland, Italy, Luxembourg, and The Netherlands.

EARNINGS PER SHARE
Diluted, in dollars

Before change in accounting principle

Before one-time write-off

After change in accounting principle


1.03
1.10
1.17
1.27
1.39
1.54
1.67
1.74
1.85
1.90
2.01
92
93
94
95
96
97
98
99
00
01
02

Consistent growth throughout volatile markets and economic conditions

Operating revenue has doubled since 1992 while staff size has risen only 8%

Careful attention to expense management

Stable credit quality with net charge-offs at historic lows

Cash dividend increases every year since 198

Developing relationships with new clients and deepening relationships with established clients

Some of our client relationships span five generations


.440
.488
.530
.585
.645
.705
.765
.825
.885
.945
1.005
92
93
94
95
96
97
98
99
00
01
02

DIVIDENDS PAID
Per share
in dollars

Fee-based income
is growing more rapidly than
net interest income
and now accounts for nearly half of
our operating revenue

A well-diversified consumer and commercial loan portfolio A relationship focus that serves clients throughout changing economic cycles The advantages of agility and access to key

Trustee and administrative services that support clients who avail themselves of legal and tax advantages in key jurisdictions around

Demographic changes and economic conditions are sparking increased demand for financial, retirement, and estate planning services Clients benefit from the

Back home in the Delaware Valley region, we continued to lead the banking market in the state of Delaware, and we continued to gain market share throughout southeastern Pennsylvania. Using only four sales offices in the five counties surrounding Philadelphia, our Pennsylvania loan balances reached $1 billion.

Our banking business is based on relationships, not transactions. To emphasize that point, we have been transforming key offices in Delaware from traditional branches into advisory centers where clients may augment their banking needs with a range of investment and insurance products. In November, we completed the conversion of our main office in Dover, Delaware's state capital, to a sales center.

In December, we expanded our presence in Florida by opening a new office on Palm Beach on Royal Palm Way.

Market volatility and continued economic uncertainty throughout 2002 reinforced the need for strategic asset allocation and financial planning, and increased the demand for the complex solutions in which we specialize. In 2002, in addition to the Balentine strategy, we introduced several new tax-advantaged ways for our wealth advisory clients to plan for the future and preserve their wealth.

Both of our investment affiliates made changes. Value-style manager Cramer Rosenthal McGlynn added new portfolio management staff. Growth-style manager Roxbury Capital Management introduced a new small-cap offering that was well received.

In our corporate client business, demand increased for a number of our solutions for capital markets transactions, specialized entities, and retirement services.

We provided more trustee and administrative services on behalf of asset-backed securitizations, especially in Europe. The market there for this type of financing structure is relatively new, and its use is becoming more widespread as clients leverage the common-currency opportunities presented by the euro.

The market for services that support trust-preferred securitizations mushroomed in 2002. More community banks and small financial institutions were able to utilize this type of capital-raising

Targeting privately held business owners with planning as well as financing needs
decision makers Writing policies structured to minimize credit risk and interest-rate risk
the world Multiple solutions that meet multiple and evolving needs
in the capital markets and structured finance industries
intellectual capital we have gleaned over a century's worth of experience
A combination of proprietary and nonproprietary products to achieve investment goals

tool in a structure that enabled them to aggregate their financing needs and share the legal and underwriting costs associated with trust-preferred issues.

We are a leading corporate trustee for investment bankers, corporate attorneys, tax advisors, securities issuers, and other structured finance experts

The scope of our corporate client business is broad enough to endure a variety of economic conditions, and the elements that contributed to a rise in corporate bankruptcies and restructurings in 2002 led to more bankruptcy-related appointments for us. A competitive advantage for us in this business is the fact that we have virtually no securities underwriting or lending relationships with large corporations, which places us among a dwindling number of trust companies that are free from such conflicts of interest.

Our retirement services business was strong and the number of plans for which we serve as trustee was 46% higher than in 2001. We develop much of this business in conjunction with third-party record keepers and plan consultants and, in 2002, we added two new providers to the group of alliance partners with whom we work.

Economic turmoil took its toll on many financial institutions in 2002 in the form of problem loans. I am pleased to report that this was not the case at Wilmington Trust. Our credit quality remained stable, thanks to our strict underwriting culture and relationship focus. Our loan portfolio remained well diversified across commercial and consumer lines, and its composition remained relatively unchanged.

Our banking business benefited from the resilient, diversified economy throughout the Delaware Valley region, which we loosely describe as encompassing the I-95 corridor between Princeton and Baltimore, the state of Delaware, and Maryland's Eastern Shore. As one of the few remaining banking companies headquartered in this region, we are attracting a considerable amount of business from clients who value our flexibility, accessibility, and desire to accommodate their credit as well as their planning needs.

In Delaware, refinements to our traditional branches continued to be well received, and deposit and loan balances grew. Enhancements to our online and electronic delivery platforms resulted in one million fewer teller transactions, as clients opted for the convenience of electronic banking. Sales of personal loans, investment products, and insurance products reached record levels.

We consider the new SEC and NYSE requirements to be essential elements of ethical business conduct; many of them were already in place at our company

Corporate governance and accountability were scrutinized closely during 2002. The wave of corporate scandals resulted in the most sweeping securities legislation since Franklin D. Roosevelt was president, and prompted the Securities and Exchange Commission and the New York Stock Exchange to issue new rules and regulations.

Many of the new requirements have been in place at Wilmington Trust for some time. We regard them as an integral part of sound business practices and an extension of our core values, and we hope they will help restore investor confidence.

Our Board of Directors guides our company with sound counsel, meticulous oversight, and exacting scrutiny

In 1903, our original Board of Directors comprised eight men. Two were du Pont family members who served as president and vice president. Today, 16 men and women sit on our Board. Only two of us – Bob Harra, our president, and I – are members of management.

The composition of each of our Committees is rotated or changed every year. Our Audit, Compensation, and Nominating and Corporate Governance Committees are composed solely of nonmanagement directors. The Audit Committee meets quarterly without management present. Our Audit Committee chair, Carolyn Burger, is well versed in financial management. She is the former president and CEO of Bell Atlantic Delaware and former vice president, secretary, and treasurer of Bell Atlantic Corporation.

Wilmington Trust opened in 1903 to provide banking and trust services to clients in Wilmington, Delaware. Over the course of our first 100 years, our services became increasingly more complex and comprehensive. We expanded throughout the Delaware Valley region, entered the commercial banking business, launched our corporate client business, built a market-leader reputation, and developed relationships with clients throughout the country and the world.

In recent years, we have worked hard to set the stage for our second century. We have:

- Exited unprofitable businesses,
- Outsourced commodity-type services,
- Transformed our traditional bank branches into centers where advisors help clients meet financial needs,

OPERATING REVENUE VERSUS FULL-TIME EQUIVALENT STAFF
Revenue in millions of dollars

Operating revenue

Staff members


273
288
300
323
351
387
418
442
479
493
538
2,188
2,361
92
93
94
95
96
97
98
99
00
01
02

A leading corporate trustee for investment bankers, corporate attorneys, tax advisors, securities issuers, and others

A business mix that generates a diversified stream of revenue

Service enhancements that add value

Technology improvements that increase efficiency

Trusts and entities that hold tangible or intangible assets, provide protection from creditors, issue securities, or set the stage for spin-offs or initial public offerings

Structured finance expert

TOTAL FEES AS A PERCENT OF OPERATING REVENUE
Fees in millions of dollars

Fee income as a percent of operating revenue

Affiliate asset managers

Corporate client services

Wealth advisory services

Other noninterest revenue


108
114
115
125
137
158
181
196
224
235
261
39.53%
48.59%
92
93
94
95
96
97
98
99
00
01
02

Safeguarding assets and providing solutions for families and businesses Teams of financial and estate planning experts, investment advisors, research analysts,

Honesty, integrity, and accountability form the foundation of our company's core values and fiscal policies Our corporate governance and accountability practices embrace the

More bankruptcy-related corporate trustee appointments because we rarely have securities underwriting or lending conflicts of interest Convenient and secure

- Invested in or acquired new investment capabilities,
- Added offices in Maryland, Pennsylvania, and Florida, and
- Opened new offices in California, Georgia, Nevada, New Jersey, New York, London, the Cayman Islands, and the Channel Islands.

This year, we celebrate our 100th birthday with a firm focus on the future. Going forward, we intend to:

- Invest in businesses that have the most potential for long-term growth or high operating profit margins.
- Be the market leader in each of our businesses – and to be recognized and sought out by clients, shareholders, and prospective staff members as such.
- Increase profitability without compromising our overall risk profile.

Today, the services we perform for clients are more complex, and the methodologies we employ are more sophisticated, but the dreams and possibilities we work to fulfill remain essentially the same as they were on that sunny day in July 1903 when we first opened our doors. Our clients still want to assure the financial health of their families and their businesses, now and in the future. We are able to provide the solutions that help them meet their goals because of the experience we have gained and the intellectual capital we have gleaned from a century's worth of experience.

None of what we accomplish would be possible without people: the clients who seek our solutions, the staff members who serve our clients, the shareholders who invest in us, and the Directors who provide counsel to our company.

I believe we have the best possible combination of people and locations to deliver exceptional client service and solid corporate performance

We are fortunate to have a dedicated, involved Board of Directors who utilize their vast and varied experience to benefit our company, and whose careful scrutiny helps hold us to the highest standards of accountability. I thank them for their service.

I also thank our staff, whose skills and expertise match the complexity and sophistication of the solutions we provide. I believe


trust and tax advisors, custom lenders, and in-house attorneys
nt Experts with advanced degrees and professional designation
online banking, bill paying, most suitable asset allocation and inve
s who sell investment, insurance, and advisory product
plan their financial future
highest of ethical standards
brokerage services, and portfolio management Repositioning branches as centers where we help

that our staff comprises the most qualified, capable, and committed group of people working in our industry today.

When we claim longevity as a competitive distinction, we are referring to more than the date on our incorporation papers. Half of our senior managers have been part of our team for more than 20 years. Company-wide, approximately 10% of our staff members have been with us for 25 years or more. In other words, they have been serving clients for fully one-quarter of our company's history.

One of our earliest advertisements proclaimed, "We believe that one of the first principles of successful banking is a wholehearted desire to be accommodating and helpful." A century later, that attitude remains pervasive, and an enduring commitment to client relationships continues to flourish.

Clients have relied on Wilmington Trust for 100 years now to safeguard their assets and help them provide for their families, businesses, and heirs. It is a privilege to be part of a firm with a legacy as strong as ours, and it is gratifying to have held the trust of clients throughout a century's worth of generations. As we commence our second century, we thank you for your continued confidence in our ability to create solutions for clients and value for shareholders.

Ted T. Cecala
Chairman and Chief Executive Officer

FINANCIAL TABLE OF CONTENTS

Company overview

Wilmington Trust Corporation (the corporation) is a financial services holding company that specializes in wealth advisory services, corporate client services, and regional banking. These businesses generate a diversified stream of interest-based and noninterest revenue.

- The wealth advisory business serves clients throughout the United States and in many foreign countries.
- The corporate client business provides specialty trust services for national and multinational institutions.
- The regional banking business targets commercial and consumer clients throughout the Delaware Valley region.

The corporation's wholly owned bank subsidiary, Wilmington Trust Company, was founded by members of the du Pont family in 1903. Today the corporation comprises one of the leading wealth management companies in the United States; the preferred provider of specialty corporate trust services; the dominant banking company in Delaware; and a growing commercial banking presence in southeastern Pennsylvania.

Wilmington Trust and its affiliates have offices in California, Delaware, Florida, Georgia, Maryland, Nevada, New Jersey, New York, Pennsylvania, Tennessee, the Cayman Islands, London, and the Channel Islands. In addition, the corporation is authorized to conduct business in Ireland, Italy, Luxembourg, and The Netherlands.

At December 31, 2002, Wilmington Trust and its affiliates had $8.1 billion in banking assets and $28.9 billion in assets under management.

Forward-looking statements

This report contains forward-looking statements that reflect the corporation's current expectations about its future performance. These forward-looking statements rely on a number of assumptions and estimates that could be inaccurate and that are subject to risks and uncertainties. These include changes in regional and national economic conditions, changes in market interest rates, and competition for deposits, loans, and assets under management. Actual results could vary materially from those anticipated or expressed in any forward-looking statement made by the company. Please refer to Form 10-K and other filings the corporation makes with the Securities and Exchange Commission from time to time for a further discussion of these risks and uncertainties. The company disclaims any obligation or intent to update the forward-looking statements in order to reflect events or circumstances after the date this report is first mailed to shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2002 Financial analysis

2002 PERFORMANCE SUMMARY

Wilmington Trust Corporation's mix of businesses and the diversified stream of revenue they generate delivered profitable growth with relatively low volatility in 2002, despite the convergence of three economic forces:

- The overall economy remained sluggish.
- Interest rates continued to fall.
- Equity markets declined for the third consecutive year.

Against this backdrop, all businesses performed well and all major components of the corporation's revenue increased. Superior client service and strong new business development, along with two acquisitions, produced net income and earnings per share that were 6% higher than for 2001.

Net income for 2002 was $133.2 million, or $2.03 per share, compared to $125.2 million and $1.92 per share reported for 2001. On a diluted basis, 2002 earnings per share were $2.01, versus $1.90 for 2001.

The regional banking business achieved solid growth, and net interest income increased 7% to $276.5 million, which was $17.7 million higher than the 2001 net interest income of $258.8 million.

Wealth advisory revenue was 17% higher than for 2001, and corporate client revenue was 15% higher. Total advisory revenue reached $206.2 million, a 17% increase. Total noninterest income rose 15%, or $34.2 million, to $262.2 million, and comprised nearly 49% of operating revenue. The only area that did not exceed 2001 results was revenue from affiliate investment managers Cramer Rosenthal McGlynn and Roxbury Capital Management.

The economy in the Delaware Valley region remained resilient and the strength of the banking business helped mitigate the impact of the volatility in the financial markets. Loan balances continued to grow and were $5.7 billion, on average, for the year. Credit quality remained stable.

In keeping with the growth in the loan portfolio, the provision for loan losses increased by $2.1 million, or 11%, from $19.9 million in 2001 to $22.0 million in 2002.

Expenses reflected the opening of new wealth advisory offices in Atlanta, Baltimore, and Palm Beach, and the acquisition of two firms that strengthened the corporation's advisory businesses:

- Balentine Delaware Holding Company, LLC, an investment counseling firm, which added highly specialized investment capabilities and facilitated the company's entrance into the Atlanta market; and
- SPV Management Limited, which significantly broadened the corporation's ability to serve corporate clients in Europe.

The growth in revenue generated outside of Delaware and a decrease in the tax-exempt holdings in the corporation's investment and loan portfolios combined to cause an increase in income tax expense. The provision for income taxes rose $7.0 million, or 11%, from $66.0 million to $73.0 million. The effective tax rate increased to 35.4%, from 34.7% in 2001.

Even with the expansion and the consolidation of revenue and expenses from Balentine and SPV Management, the corporation maintained its high level of productivity. Net income per staff member rose to $56,400, up 4% from the $54,000 reported for 2001. On a full-time-equivalent basis, there were 2,361 staff members, only 45 more than in 2001. The net profit margin, which measures the percentage of operating revenue that results in net income, was 24.75%, compared with 25.36% in 2001 (see page 19).

The 2002 results produced a return on average stockholders' equity of 18.50% and a return on average assets of 1.74%, compared with 19.53% and 1.73%, respectively, for 2001.

As a result of the corporation's growth, profitability, and the price of its shares, two other steps were taken in 2002 to benefit shareholders:

- In April, the cash dividend was increased by 6.25% to $1.02 on an annualized basis. This marked the twenty-first consecutive year of dividend increases.
- On June 17, a two-for-one stock split was effected in the form of a 100% stock dividend.

Per share amounts throughout this report have been adjusted to reflect this split.

The following tables offer an historical perspective on the corporation's performance. The first table presents comparative five-year average balance sheets and income statements, interest revenue and expense, and the respective yields and cost of funds for those years. The second table presents a consolidated 11-year summary of selected financial data.

Other statistical disclosures required of bank holding companies by Industry Guide 3 are included in the corporation's 2002 annual report on Form 10-K.

Five-year analysis of earnings and consolidated statements of condition

Wilmington Trust Annual Report 2002

(in thousands, except per share amounts; rates on tax-equivalent basis)	2002 Average balance	2002 Income/ expense	2002 Average rate
Federal funds sold and securities purchased under agreements to resell	$ 28,190	$ 604	2.14%
U.S. Treasury and government agencies	584,235	24,597	4.30
State and municipal[1]	17,252	1,491	8.98
Preferred stock[1]	86,436	7,399	8.19
Mortgage-backed securities	428,450	24,023	5.76
Other[1]	179,039	6,522	3.56
Total investment securities	1,295,412	64,032	5.01
Commercial, financial and agricultural	2,005,416	104,209	5.20
Real estate – construction	448,039	22,805	5.09
Mortgage – commercial	998,488	63,640	6.37
Mortgage – residential	777,092	53,782	6.92
Installment loans to individuals	1,462,217	88,918	6.08
Total loans[1,2]	5,691,252	333,354	5.86
Total earning assets	7,014,854	397,990	5.69
Other assets	646,181		
Total assets	$7,661,035		
Savings	$ 353,950	883	0.25
Interest-bearing demand	1,735,197	10,115	0.58
Certificates under $100,000	891,188	31,242	3.51
Certificates $100,000 and over	2,016,003	45,733	2.27
Total interest-bearing deposits	4,996,338	87,973	1.76
Federal funds purchased and securities sold under agreements to repurchase	792,094	17,348	2.19
U.S. Treasury demand	28,989	424	1.46
Total short-term borrowings	821,083	17,772	2.16
Long-term debt	160,500	10,596	6.60
Total interest-bearing liabilities	5,977,921	116,341	1.95
Demand deposits	831,314		
Other noninterest funds	205,619		
Total funds used to support earning assets	7,014,854	116,341	1.67
Stockholders' equity	719,630		
Equity used to support earning assets	(205,619)		
Other liabilities	132,170		
Total liabilities and stockholders' equity	$7,661,035		
Net interest income/yield		281,649	4.02
Tax-equivalent adjustment		(5,119)	
Net interest income		276,530	
Provision for loan losses		(22,013)	
Net interest income after provision for loan losses		254,517	
Noninterest income			
Total advisory fees net of affiliate manager goodwill amortization		206,189	
Service charges on deposit accounts		29,875	
Other noninterest income		24,090	
Securities gains/(losses)		2,005	
Total noninterest income		262,159	
Net interest and noninterest income		516,676	
Noninterest expense			
Salaries and employment benefits		182,455	
Net occupancy		20,370	
Furniture and equipment		26,186	
Other noninterest expense*		80,881	
Total noninterest expense		309,892	
Income before income taxes, minority interest, and cumulative effect of change in accounting principle		206,784	
Applicable income taxes		73,002	
Net Income before minority interest and cumulative effect of change in accounting principle		133,782	
Minority interest		625	
Net Income before cumulative effect of change in accounting principle		133,157	
Cumulative effect of change in accounting principle (net of income taxes of $584)		–	
Net income*		$133,157	
Net income per share – diluted			
Before cumulative effect of change in accounting principle		$ 2.01	
Cumulative effect of change in accounting principle		–	
		$ 2.01	

1 Tax-advantaged income has been adjusted to a tax-equivalent basis using a combined statutory federal and state income tax rate of 35% for all years.

2 Loan balances include nonaccrual loans. Amortization of deferred loan fees has been included in interest income.

Note: Average rates are calculated using average balances based on historical cost and do not reflect market valuation adjustments.

**1999 results included a $13.4 million one-time pretax charge for outsourcing data processing functions.*

2001			2000			1999			1998		
Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate
$ 28,654	$ 998	3.48%	$ 29,530	$ 1,810	6.13%	$ 31,521	$ 1,566	4.97%	$ 31,081	$ 1,665	5.36%
579,645	31,913	5.60	641,198	39,183	5.73	602,972	35,330	5.82	933,127	53,112	5.74
18,354	2,857	16.07	14,282	1,028	7.28	14,411	1,086	7.64	16,672	1,278	7.73
87,081	7,682	8.31	112,704	9,900	8.12	159,738	11,278	7.05	146,595	10,846	7.56
501,272	30,042	6.07	605,102	38,402	5.92	687,521	42,303	6.07	409,078	31,264	7.70
155,517	9,117	5.81	193,724	13,391	6.87	129,712	7,439	5.73	104,123	5,874	5.67
1,341,869	81,611	6.12	1,567,010	101,904	6.31	1,594,354	97,436	6.06	1,609,595	102,374	6.42
1,636,554	117,293	7.17	1,580,074	137,782	8.72	1,423,794	113,217	7.95	1,263,385	107,039	8.47
405,553	29,934	7.38	361,283	34,873	9.65	268,668	23,775	8.85	180,830	16,953	9.38
1,005,961	80,595	8.01	942,893	82,867	8.79	882,038	77,217	8.75	890,375	83,040	9.33
906,180	64,472	7.11	977,185	70,167	7.18	895,138	63,877	7.14	837,218	65,195	7.79
1,281,049	100,544	7.85	1,191,644	108,362	9.09	1,060,785	93,010	8.77	984,590	89,044	9.04
5,235,297	392,838	7.50	5,053,079	434,051	8.59	4,530,423	371,096	8.19	4,156,398	361,271	8.69
6,605,820	475,447	7.21	6,649,619	537,765	8.03	6,156,298	470,098	7.62	5,797,074	465,310	8.05
623,414			559,101			532,767			455,365		
$7,229,234			$7,208,720			$6,689,065			$6,252,439		
$ 346,765	2,721	0.78	$ 379,837	5,824	1.53	$ 411,352	7,364	1.79	$ 406,060	9,141	2.25
1,297,181	18,269	1.41	1,327,498	29,268	2.20	1,377,749	29,670	2.15	1,222,866	30,800	2.52
914,381	44,365	4.85	981,248	48,665	4.96	1,137,764	57,031	5.01	1,208,244	66,045	5.47
1,776,893	86,687	4.88	1,692,782	108,443	6.41	983,340	53,429	5.43	842,368	47,750	5.67
4,335,220	152,042	3.51	4,381,365	192,200	4.39	3,910,205	147,494	3.77	3,679,538	153,736	4.18
983,167	45,455	4.62	1,102,497	69,424	6.30	1,102,470	55,862	5.07	1,027,184	55,583	5.41
44,480	1,534	3.45	43,453	2,630	6.05	35,643	1,846	5.18	49,338	2,377	4.82
1,027,647	46,989	4.57	1,145,950	72,054	6.29	1,138,113	57,708	5.07	1,076,522	57,960	5.38
166,274	10,954	6.59	168,000	11,061	6.58	168,000	11,061	6.58	125,877	7,546	5.99
5,529,141	209,985	3.80	5,695,315	275,315	4.83	5,216,318	216,263	4.15	4,881,937	219,242	4.49
927,947			889,686			856,171			747,791		
148,732			64,618			83,809			167,346		
6,605,820	209,985	3.19	6,649,619	275,315	4.11	6,156,298	216,263	3.51	5,797,074	219,242	3.79
640,786			531,471			531,592			526,742		
(148,732)			(64,618)			(83,809)			(167,346)		
131,360			92,248			84,984			95,969		
$7,229,234			$7,208,720			$6,689,065			$6,252,439		
	265,462	4.02		262,450	3.92		253,835	4.11		246,068	4.26
	(6,649)			(7,311)			(7,922)			(8,371)	
	258,813			255,139			245,913			237,697	
	(19,850)			(21,900)			(17,500)			(20,000)	
	238,963			233,239			228,413			217,697	
	176,841			165,034			148,413			128,801	
	27,240			25,344			23,817			21,934	
	22,400			26,248			17,979			26,496	
	1,522			(416)			1,244			6,686	
	228,003			216,210			191,453			183,917	
	466,966			449,449			419,866			401,614	
	166,794			162,939			147,219			137,917	
	16,846			15,741			15,440			13,236	
	23,665			23,013			21,513			19,024	
	69,612			62,989			74,032			59,889	
	276,917			264,682			258,204			230,066	
	190,049			184,767			161,662			171,548	
	66,009			63,828			54,365			57,223	
	124,040			120,939			107,297			114,325	
	–			–			–			–	
	124,040			120,939			107,297			114,325	
	1,130			–			–			–	
	$125,170			$120,939			$107,297			$114,325	
	$ 1.88			$ 1.85			$ 1.61			$ 1.67	
	0.02			–			–			–	
	$ 1.90			$ 1.85			$ 1.61			$ 1.67	

Consolidated eleven-year summary of selected financial data

Wilmington Trust Annual Report 2002

(in thousands, except per share amounts)	2002	2001	2000	1999
Consolidated Average Statement of Condition				
Assets:				
Cash and due from banks	$ 189,061	$ 215,790	$ 194,720	$ 198,002
Short-term investments	28,190	28,654	29,530	31,521
Investment securities	1,295,412	1,341,869	1,567,010	1,594,354
Loans	5,691,252	5,235,297	5,053,079	4,530,423
Reserve for loan losses	(83,046)	(77,795)	(75,292)	(73,295)
Net loans	5,608,206	5,157,502	4,977,787	4,457,128
Other	540,166	485,419	439,673	408,060
Total	$7,661,035	$7,229,234	$7,208,720	$6,689,065
Liabilities and stockholders' equity:				
Demand deposits (noninterest-bearing)	$ 831,314	$ 927,947	$ 889,686	$ 856,171
Deposits (interest-bearing)	4,996,338	4,335,220	4,381,365	3,910,205
Short-term borrowings	821,083	1,027,647	1,145,950	1,138,113
Other	132,107	131,360	92,248	84,984
Long-term debt	160,500	166,274	168,000	168,000
Total	6,941,342	6,588,448	6,677,249	6,157,473
Minority interest	63	–	–	–
Stockholders' equity	719,630	640,786	531,471	531,592
Total	$7,661,035	$7,229,234	$7,208,720	$6,689,065
Consolidated Statement of Income				
Net interest income	$ 276,530	$ 258,813	$ 255,139	$ 245,913
Total advisory fees net of amortization of goodwill	206,189	176,841	165,034	148,413
Other noninterest income	53,965	49,640	51,592	41,796
Securities gains/(losses)	2,005	1,522	(416)	1,244
Total noninterest income	262,159	228,003	216,210	191,453
Net interest and noninterest income	538,689	486,816	471,349	437,366
Provision for loan losses	(22,013)	(19,850)	(21,900)	(17,500)
Salaries and employment benefits	182,455	166,794	162,939	147,219
Other noninterest expenses**	127,437	110,123	101,743	110,985
Total noninterest expense	309,892	276,917	264,682	258,204
Income before income taxes, minority interest and cumulative effect of change in accounting principle	206,784	190,049	184,767	161,662
Applicable income taxes	73,002	66,009	63,828	54,365
Net income before minority interest and cumulative effect of change in accounting principle	133,782	124,040	120,939	107,297
Minority interest	625	–	–	–
Net income before cumulative effect of change in accounting principle	133,157	124,040	120,939	107,297
Cumulative effect of change in accounting principle (net of income taxes of $584 in 2001 and income tax benefit of $8,296 in 1992)	–	1,130	–	–
Net income**	$ 133,157	$ 125,170	$ 120,939	$ 107,297
Net income per share – diluted:				
Income before cumulative effect of change in accounting principle	$ 2.01	$ 1.88	$ 1.85	$ 1.61
Cumulative effect of change in accounting principle	–	0.02	–	–
Net income per share – diluted	$ 2.01	$ 1.90	$ 1.85	$ 1.61
Percentage change from prior year	6%	3%	15%	(4)%
Selected Financial Ratios and Statistics				
Net income as a percentage of:				
Average stockholders' equity[3]	18.50%	19.53%	22.76%	20.18%
Average total assets[3]	1.74	1.73	1.68	1.60
Loan quality:				
Percentage of average total loans:				
Net charge-offs	0.31%	0.30%	0.44%	0.28%
Nonaccruing loans	0.74	0.73	0.79	0.64
Percentage of total loans:				
Reserve for loan losses*	1.41	1.47	1.48	1.60
Selected per share data:				
Dividends paid	$ 1.005	$ 0.945	$ 0.885	$ 0.825
Book value*	11.30	10.44	9.14	7.70
Stock price*	31.68	31.66	31.03	24.13
Staff members (full-time equivalents)*	2,361	2,316	2,299	2,434
Stockholders*	8,712	8,841	9,189	9,617
Net income per staff member[3]	$ 56,399	$ 54,046	$ 52,605	$ 44,083
Efficiency ratio[1,3]	56.99%	56.12%	55.30%	54.98%
Capital generation rate[2,3]	9.84%	10.75%	12.80%	9.69%
Risk-based capital ratio*	10.19%	11.16%	10.80%	10.67%
Price/earnings multiple*	15.61	16.49	16.59	14.80

**At year-end.*

***1999 results included a $13.4 million one-time pretax charge for outsourcing data processing functions.*

							Compound Growth Rates	
1998	1997	1996	1995	1994	1993	1992	1992 to 2002	1997 to 2002
$ 188,183	$ 190,243	$ 187,473	$ 194,224	$ 202,777	$ 194,808	$ 180,747	0.45%	(0.12)%
31,081	22,369	26,459	17,522	26,425	21,248	72,787	(9.05)	4.73
1,609,595	1,386,299	1,343,007	1,184,002	1,060,015	946,052	803,936	4.89	(1.35)
4,156,398	3,921,493	3,602,430	3,390,782	3,114,384	2,949,909	2,979,576	6.69	7.73
(66,178)	(56,747)	(50,768)	(47,895)	(50,258)	(48,619)	(45,615)	6.17	7.91
4,090,220	3,864,746	3,551,662	3,342,887	3,064,126	2,901,290	2,933,961	6.69	7.73
333,360	216,330	198,762	194,231	168,702	158,414	144,364	14.11	20.08
$6,252,439	$5,679,987	$5,307,363	$4,932,866	$4,522,045	$4,221,812	$4,135,795	6.36	6.17
$ 747,791	$ 678,683	$ 633,066	$ 580,928	$ 559,574	$ 500,396	$ 443,205	6.49	4.14
3,679,538	3,191,703	2,890,944	2,583,995	2,704,736	2,718,885	2,778,768	6.04	9.38
1,076,522	1,188,214	1,195,762	1,239,416	775,302	545,012	479,577	5.52	(7.13)
95,969	99,573	101,764	86,703	73,786	65,737	67,101	7.01	5.82
125,877	43,000	30,910	6,981	–	–	–	–	30.14
5,725,697	5,201,173	4,852,446	4,498,023	4,113,398	3,830,030	3,768,651	6.30	5.94
–	–	–	–	–	–	–	–	–
526,742	478,814	454,917	434,843	408,647	391,782	367,144	6.96	8.49
$6,252,439	$5,679,987	$5,307,363	$4,932,866	$4,522,045	$4,221,812	$4,135,795	6.36	6.17
$ 237,697	$ 230,016	$ 214,221	$ 197,364	$ 184,330	$ 174,847	$ 165,214	5.29	3.75
128,801	114,501	98,247	87,982	82,542	78,313	77,002	10.35	12.48
48,430	43,014	38,802	37,391	32,696	35,086	31,006	5.70	4.64
6,686	27	1,188	2,267	(2,157)	268	2,259	(1.19)	136.67
183,917	157,542	138,237	127,640	113,081	113,667	110,267	9.05	10.72
421,614	387,558	352,458	325,004	297,411	288,514	275,481	6.94	6.81
(20,000)	(21,500)	(16,000)	(12,280)	(4,550)	(9,500)	(13,000)	5.41	0.47
137,917	129,816	119,574	110,670	101,813	95,849	90,419	7.27	7.04
92,149	77,855	72,765	70,334	70,214	65,937	63,362	7.24	10.36
230,066	207,671	192,339	181,004	172,027	161,786	153,781	7.26	8.33
171,548	158,387	144,119	131,720	120,834	117,228	108,700	6.64	5.48
57,223	52,343	46,841	41,689	35,665	34,467	29,938	9.32	6.88
114,325	106,044	97,278	90,031	85,169	82,761	78,762	5.44	4.76
–	–	–	–	–	–	–	–	–
114,325	106,044	97,278	90,031	85,169	82,761	78,762	5.39	4.66
–	–	–	–	–	–	(14,748)	(100.00)	–
$ 114,325	$ 106,044	$ 97,278	$ 90,031	$ 85,169	$ 82,761	$ 64,014	7.60	4.66
$ 1.67	$ 1.54	$ 1.39	$ 1.27	$ 1.17	$ 1.10	$ 1.03	6.91	5.47
–	–	–	–	–	–	(0.19)	(100.00)	–
$ 1.67	$ 1.54	$ 1.39	$ 1.27	$ 1.17	$ 1.10	$ 0.84	9.12	5.47
8%	11%	9%	9%	6%	31%	(11)%		
21.70%	22.15%	21.38%	20.70%	20.84%	21.12%	20.62%		
1.83	1.87	1.83	1.83	1.88	1.96	1.90		
0.29%	0.31%	0.32%	0.33%	0.23%	0.28%	0.37%		
0.74	0.73	1.13	0.99	0.93	0.75	1.00		
1.66	1.60	1.44	1.42	1.48	1.69	1.56		
$ 0.765	$ 0.705	$ 0.645	$ 0.585	$ 0.53	$ 0.4875	$ 0.44		
8.19	7.51	6.86	6.55	5.90	5.44	5.06		
30.82	31.19	19.75	15.44	11.38	13.13	13.25		
2,442	2,428	2,418	2,332	2,303	2,254	2,188		
9,868	10,164	10,241	9,000	9,097	8,880	8,261		
$ 46,816	$ 43,675	$ 40,231	$ 38,607	$ 36,982	$ 36,717	$ 35,997		
53.51%	52.32%	53.04%	53.86%	55.86%	53.97%	53.47%		
12.54%	12.59%	11.51%	11.68%	11.88%	12.35%	12.18%		
12.47%	12.38%	12.01%	12.06%	12.51%	12.36%	12.36%		
18.07	19.80	13.96	12.06	9.60	11.72	15.59		

1 Total other expenses as a percentage of net interest and other income on a tax-equivalent basis.

2 Net income less dividends paid as a percentage of prior year-end stockholders' equity.

3 Based upon income before the cumulative effect of change in accounting principle or one-time pretax charge for outsourcing data processing functions.

2002 STATEMENT OF CONDITION

At December 31, 2002, the corporation's balance sheet demonstrated the strength of the regional banking business and reflected:

- 10% growth in loan balances;
- an 8% increase in core deposit balances; and
- a modest shift in funding sources.

The banking business benefited from the relative health of the Delaware Valley economy, dominance of the Delaware market, and growing market share throughout southeastern Pennsylvania. This region, on which the banking business is focused, encompasses the area from Princeton, New Jersey, to Baltimore, Maryland.

The area's economic base is diversified among the financial services, life sciences, chemical, pharmaceutical, manufacturing, agricultural, and tourism sectors. Unemployment rates in the region are lower and housing activity is higher than elsewhere in the U.S.

ASSETS At year-end, the corporation's assets totaled $8.1 billion, which was $612.8 million, or 8%, higher than at year-end 2001. On average, assets for the year were $7.7 billion, which was an increase of $431.8 million, or 6%, from 2001. Higher loan balances were the primary drivers of this improvement. Growth in the investment portfolio also contributed to the increase in assets.

Loan balances rose steadily throughout the year. Year-to-year growth in the loan portfolio amounted to $537.1 million and balances rose 10% to $6.0 billion, a new high. On average, loan balances for the year rose 9%, from $5.2 billion to $5.7 billion. In comparison, according to the Federal Reserve System, seasonally adjusted loan balances for commercial banks in the U.S. increased only 5.5% from December 2001 to December 2002.

In 2002, activity in Delaware accounted for approximately 47% of the growth in the total portfolio, while 43% of the increase originated in the southeastern Pennsylvania market. The remainder of the growth consisted primarily of private client lending, and came from the corporation's thrift subsidiary, Wilmington Trust FSB, which has offices in California, Florida, Georgia, Maryland, Nevada, and New York.

Loan composition by subsidiary

2002	Wilmington Trust Company	Wilmington Trust of Pennsylvania	Wilmington Trust FSB
Commercial	69.6%	28.5%	1.9%
Construction	59.7%	38.8%	1.5%
Commercial mortgage	80.8%	13.5%	5.7%
Residential mortgage	78.2%	12.5%	9.3%
Consumer	79.3%	12.4%	8.3%

In 2002, approximately 61% of the loans in the portfolio had floating rates. The composition of the portfolio remained well-diversified across consumer and commercial lines.

Changes in loan portfolio composition by industry/sector

Loan portfolio composition At December 31	2002	2001	2000
Commercial	39%	34%	31%
Construction	8%	7%	7%
Commercial mortgage	16%	18%	19%
Residential mortgage	11%	16%	18%
Consumer	26%	25%	25%

In 2002, the commercial banking business was especially strong and accounted for 97% of the growth in total loans. In this business, the corporation targets clients whose privately held businesses generate between $5 million and $250 million in annual sales, and where the opportunity exists for an advisory as well as a lending relationship. The corporation does not pursue syndicated lending opportunities, and usually does not lend to commercial clients based outside the Delaware Valley region.

The commercial loan growth resulted from a mix of more business from existing clients and the addition of business from new clients, especially in southeastern Pennsylvania, where balances topped $1 billion for the first time. Clients in this market, which includes the five-county Philadelphia metropolitan area, have been subject to continuing consolidation among commercial banks. The corporation's size, local headquarters, and access to decision makers offer an attractive alternative.

Total period-end commercial balances, which comprise commercial, construction, and commercial mortgage loans, increased 16% for the year to $3.79 billion, which was $523 million higher than year-end 2001 commercial balances of $3.27 billion. On average, total commercial balances for the year were $3.45 billion, which was $403 million, or 13%, higher than the $3.05 billion for 2001. At period-end, total commercial balances represented 63% of the total loan portfolio, compared with 59% for 2001. On average, total commercial balances comprised 61% of the total loan portfolio in 2002, up from 58% in 2001.

Within the commercial portfolio, demand was especially strong for commercial and construction loans, which both increased by 25%. The commercial line, which includes financial and agricultural loans, added $467.6 million. Construction loans were $100.5 million higher. Commercial mortgage loans decreased by $45.0 million, or 4%.

Excluding floor plan loans to auto dealers, the greatest concentration – 37% of the commercial portfolio – was in loans that were $1 million to $5 million in size. In 2002, more than 92% of commercial loan clients had an average loan size of $1.7 million and a median loan size of $0.7 million. This compares with $1.6 million and $0.7 million, respectively, in 2001.

The corporation's retail lending activities are concentrated in Delaware. Period-end retail loan balances for 2002 were $2.23 billion, compared with $2.22 billion for 2001. On average, retail loan balances were $2.24 billion for 2002, versus $2.19 billion in 2001.

Period-end consumer loan balances were 15%, or $202.1 million, higher than in 2001, and reflected demand for installment, credit card, home equity, and secured demand loans. The growth in consumer lending was offset by a 22%, or $188.1 million, decrease in residential mortgage balances.

Residential mortgage balances declined because of the corporation's strategy to sell all new residential mortgage production, including home refinancings, into the secondary market. For 2002 versus 2001, there was a 27% increase in the number of mortgages refinanced, as clients took advantage of lower interest rates. In addition, mortgage prepayments and maturities contributed to the decline in mortgage balances.

During 2002, the corporation sold approximately $129.6 million of newly originated residential mortgage loans into the secondary market.

At December 31, 2002, the corporation's banking affiliates had approximately $2.7 billion in loan commitments outstanding that had not been drawn.

Also contributing to the rise in total assets for 2002 was the size of the investment portfolio. At year-end 2002, investment securities totaled $1.3 billion, which was $67.4 million, or 5%, higher than its prior-year-end level.

The available-for-sale portfolio of $1.3 billion was $79.1 million, or 6%, higher than at year-end 2001. The held-to-maturity portfolio of $4.8 million was $11.7 million, or 71%, below that of the year-ago period. The portfolio now has a weighted average life of five years and a duration of 2.5.

At year-end 2002, the available-for-sale portfolio included unrealized gains of $17.9 million. This was a $3.3 million improvement over December 31, 2001, which resulted from the decline in interest rates during 2002.

In December, the corporation acquired the 50% interest held by a partner in its downtown Wilmington, Delaware, headquarters building. In addition, new wealth advisory offices were opened during the year in Atlanta, Baltimore, and Palm Beach. This increased the premises and equipment line by $14.9 million, or 11%.

Acquisition and affiliate investment activity caused goodwill to increase 13%, or $27.3 million, to $240.2 million. Certain principals at value-style affiliate Cramer Rosenthal McGlynn exercised their right to put a portion of the shares associated with their firm to Wilmington Trust, in accordance with the terms of the limited liability company agreement (see Note 1 on page 39). This increased the corporation's ownership position in the affiliate by $13.8 million, or 12%.

Other contributors to the increase in goodwill were:

- the acquisition of SPV Management, which added $7.2 million;
- the acquisition of Balentine, which added $4.4 million; and
- an investment in Camden Partners Holdings, LLC, which added $2.4 million.

The investment in Baltimore-based Camden Partners added a private equity component to the corporation's array of investment management capabilities and facilitated entry into that market.

Partially offsetting the increase in goodwill was a $1.2 million reduction for Clemente Capital, Inc., a global investment management firm in which the corporation acquired an interest in 1996. Although Clemente Capital is still in operation, the corporation has received no income from this investment since 1998. Under the new accounting rules established by Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," management has written down this investment in full.

Other assets at year-end 2002 increased $23.7 million, or 21%, to $138.2 million. Other assets consist of deferred income taxes receivable, prepaid VEBA trust, credit derivative contracts (interest rate swaps), affiliate asset manager investments, other real estate owned, and other customer receivables. Higher levels of client swap contracts, the investments in affiliate asset managers, prepaid VEBA funding, and deferred income taxes receivable contributed to this increase.

LIABILITIES At year-end 2002, total liabilities were $7.4 billion. This was an increase of $554.1 million, or 8%. Deposit balances, which exceeded expectations, accounted for virtually all of the increase. Although there was no apparent or quantifiable reason for this increase, anecdotal evidence suggests that continued turmoil in the financial markets led clients to move funds into the safety and security of insured deposits.

At the end of 2002, total deposits were $6.3 billion, which was $746.3 million, or 13%, higher than 2001 deposits. This was more than double the 5.4% increase in seasonally adjusted deposit balances reported by the Federal Reserve System for commercial banks in the U.S.

The increase in period-end deposit balances was led by interest-bearing demand deposits, which were 30%, or $423.2 million, higher than for 2001. Balances for certificates of deposit in amounts of $100,000 or higher rose 25%, or $414.6 million, to $2.1 billion. Approximately 93%, or $1.9 billion, of these large certificates represented wholesale funds purchased to support loan growth. Partially offsetting these increases was a $68.7 million, or 5%, decrease in noninterest-bearing demand account balances.

Period-end core interest-bearing and demand deposits rose 8%, or $316.3 million, to $4.4 billion. Core deposits include all deposits except those certificates of deposit greater than $100,000 that are purchased in the wholesale market.

More than 96% of core deposit balances, on average, were generated in Delaware. Roughly 3% occurred in Pennsylvania and the remainder came from elsewhere in the U.S. through Wilmington Trust FSB.

The following table illustrates changes in the corporation's core deposit balances.

Changes in core deposit balances

At year-end *(in millions)*	2002	2001	$ Change	% Change
Total deposits	$6,337.1	$5,590.8	$746.3	13%
Less certificates > $100,000	2,080.5	1,665.9	414.6	25%
Plus local certificates > $100,000	135.3	150.8	(15.4)	(10)%
Total core deposits	4,391.9	4,075.6	316.3	8%
Less noninterest-bearing demand	1,189.6	1,258.3	(68.7)	(5)%
Core interest-bearing deposits	$3,202.3	$2,817.3	$385.0	14%

It is important to note the growth in loan and core deposit balances in the context of the branch rationalization the corporation has undertaken in recent years. In Delaware, because of the proximity of many of the branches to each other, the corporation has closed 12 branches since 1997. In addition, many of the remaining branches have been transformed into sales centers. Clients have been encouraged to perform routine transactions at ATMs or through online or telephone banking services, rather than at teller windows. In 1999, there were 12.0 million teller transactions. That number dropped to 11.0 million in 2000, and 9.9 million in 2001. In 2002, teller transactions totaled 9.0 million. These branch network changes have been effected without any reduction in loan or deposit balances.

In recent years, the corporation has also endeavored to move from a fixed- to a variable-cost basis whenever possible. As part of these efforts, the corporation has elected to utilize purchased funds – primarily in the form of short-term borrowings – to support loan growth in regions outside Delaware, rather than build an expensive network of branches.

In 2002, approximately 71% of the balance sheet growth, on average, was funded by the increase in core deposit balances. This increase reduced the need for purchased funds. As a result, there was a modest shift in the corporation's funding sources.

Short-term borrowings declined $221.9 million, or 23%, to $734.7 million. Federal funds purchased and securities sold under agreements to repurchase declined $169.4 million, or 20%, to $658.8 million. U.S. Treasury demand balances declined $53.0 million, or 56%, to $41.9 million. Should further funding needs arise, the corporation anticipates that it would be able to meet these needs in both a timely and cost-effective manner (see "Liquidity" on page 23).

Other liabilities include unearned advisory fees, pension, SERP and post-employment benefits, profit sharing, and current and deferred income taxes. In 2002, other liabilities increased $34.5 million, or 37%, to $128.0 million. Approximately one-half of the increase was attributable to the recording of a minimum pension liability. Current and deferred income taxes accounted for the remainder of the increase.

At December 31, 2002, total stockholders' equity was $741.3 million. This was $58.7 million, or 9%, more than the $682.5 million reported at year-end 2001. Additions to equity from earnings and improvement in the level of unrealized gains within the available-for-sale investment portfolio were partially offset by dividends and the corporation's ongoing stock repurchases (see "Capital Resources" on page 25).

2002 INCOME STATEMENT

The corporation's mix of businesses generates a combination of net interest income and noninterest income. The regional banking business generates primarily net interest income with related banking fees. Revenue from the advisory businesses is derived primarily from fees earned for services provided, or noninterest income.

Having this diversified revenue stream contributes to the corporation's ability to produce consistent growth and profitability with low volatility. The advantage of having these different sources of revenue was apparent in 2002, as the strength of the regional banking business helped mitigate the impact of financial market volatility on the wealth advisory business.

Operating revenue, which is the sum of net interest and noninterest income minus the sum of securities gains or losses and amortization of goodwill associated with affiliate asset manager acquisitions, reached a record high of $537.9 million in 2002. This was 9%, or $44.4 million, higher than the $493.5 million reported for 2001.

Since 1997, the corporation has endeavored to achieve more balance between net interest income and noninterest income. Revenue from the advisory businesses is mainly fee-based, and fee income is increasing as a percentage of total operating revenue. Fee income, which is the sum of noninterest income and amortization minus securities gains or losses, accounted for 49% of total operating revenue in 2002, versus 48% in 2001.

Operating revenue

(in thousands)	2002	% of operating revenue	2001	% of operating revenue
Net interest income	$276,530	51%	$258,813	52%
Fee income:				
Advisory fees	207,442	39%	185,036	37%
Service charges	29,875	6%	27,240	6%
Other noninterest income	24,090	4%	22,400	5%
Total fee income	$261,407	49%	$234,676	48%
Total operating revenue	$537,937	100%	$493,489	100%
Amortization of affiliate goodwill and other intangibles	(1,253)		(8,195)	
Securities gains/(losses)	2,005		1,522	
Net interest and other income, before loan loss provision	$538,689		$486,816	
Provision for loan losses	(22,013)		(19,850)	
Net interest and noninterest income	$516,676		$466,966	

NET INTEREST INCOME Net interest income is the difference between interest income received on earning assets, such as loans and investment securities, and interest expense paid on liabilities, such as deposits and short-term borrowings. Movements in interest rates, and the relative levels of earning assets and interest-bearing liabilities the corporation holds, affect its net interest margin and the resulting net interest income. The net interest margin is determined by dividing fully tax-equivalent (FTE) net interest income by the average of total earning assets.

In 2002, net interest income, on an FTE basis, was $281.6 million. This was $16.2 million, or 6%, higher than in 2001. The net interest margin for 2002 was 4.02%, the same as for 2001.

Interest revenue was affected by the continued decline in short-term interest rates. After lowering rates 11 times and a total of 475 basis points in 2001, the Federal Reserve Board lowered rates again, by another 50 basis points, in November 2002. This move brought short-term rates to a 40-year low.

The interest rate environment brought the corporation's average prime lending rate (the rate at which banks lend to their most credit-worthy clients) to 4.67%. This was 226 basis points lower than the 2001 rate of 6.93%.

On an FTE basis, interest revenue totaled $398.0 million in 2002. This was 16%, or $77.4 million, lower than the $475.4 million in 2001 interest revenue. The average rate earned on the corporation's assets fell 152 basis points to 5.69%. Lower rates reduced interest revenue by approximately $108.1 million. Partially offsetting this decline was an increase in interest revenue of $30.7 million due to an increase in the average level of earning assets, which rose $409.0 million to $7.0 billion.

Interest expense for 2002 was $116.3 million, which was $93.6 million, or 45%, lower than interest expense for 2001. This decline was caused partially by the Federal Reserve's reduction in the average discount rate, which was 1.17% for 2002 versus 3.40% in 2001. The discount rate is the rate at which the Federal Reserve Banks lend to their member banks. Interest expense was $100.6 million lower, as the average rate the corporation paid on its interest-bearing liabilities fell 185 basis points to 1.95%.

Partially offsetting the decline in interest expense was a $7.0 million increase associated with a $448.8 million rise in the average level of interest-bearing liabilities (see "Quantitative and Qualitative Disclosures about Market Risk" on page 23).

NONINTEREST INCOME Noninterest income comprises fees generated by the wealth advisory and corporate client businesses, service charges on deposit accounts, other operating income, the amortization of goodwill associated with affiliate asset manager acquisitions, and securities gains or losses. The vast majority of noninterest income is generated by the corporation's advisory businesses.

In 2002, noninterest income totaled $262.2 million, which was 15%, or $34.2 million, higher than in 2001. Revenue from the advisory businesses accounted for 86% of that amount.

Advisory business revenue includes results from the wealth advisory business, the corporate client business, and the affiliate asset managers, Cramer Rosenthal McGlynn and Roxbury Capital

Management. Balentine's results are consolidated in the corporation's wealth advisory business. Results from SPV Management are consolidated in the corporate client business.

Much of the corporation's advisory business revenue is related to financial market valuations. All of the affiliate asset manager revenue is based on asset levels and valuations. Approximately 70% of fees in the wealth advisory business are tied to the valuations of securities held in client portfolios, and approximately 50% of that amount is tied to equity markets. The impact is least severe on the corporate client business, where only 25% of fees are tied to asset valuations. The vast majority of corporate client revenue is generated on a fee-for-service basis.

In 2002, financial markets experienced their third consecutive decline. All major equity market indices recorded double-digit declines that ranged from 17% to 31%.

Equity market declines versus advisory fee growth

Index/revenue source	% change 2002 versus 2001
Dow Jones Industrial Average	−16.76%
NASDAQ Composite	−31.53%
S&P 500	−23.37%
Russell 2000	−21.58%
Wealth advisory fees	+16.90%
Net total advisory fees	+16.59%

Against the equity market declines, advisory fees, net of amortization, were 17% higher than in 2001. Advisory fees totaled $206.2 million, a $29.3 million increase. This growth represented 86% of the increase in total noninterest income. Absent the Balentine and SPV Management acquisitions, advisory fees were 7% higher than in 2001. By either measure, these results were noteworthy in the face of the financial market declines.

Changes in assets under management

At year-end *(in billions)*	2002	2001	$ change	% change
Wilmington Trust	$21.7	$23.8	$(2.1)	(9)%
Cramer Rosenthal McGlynn	3.5	4.6	(1.1)	(24)%
Roxbury Capital Management	3.7	7.7	(4.0)	(52)%
Combined assets under management	$28.9	$36.1	$(7.2)	(20)%

Assets under management Much of the wealth advisory revenue and all of the affiliate asset manager revenue are related to the levels of assets under management. In addition to fluctuating valuations, assets under management at Wilmington Trust are also impacted by trust distributions and terminations.

In 2002, assets under management were affected by the enormous volatility in the financial markets. Combined assets under management, including those of affiliates Cramer Rosenthal McGlynn and Roxbury Capital Management, totaled $28.9 billion at year-end.

Wealth advisory services In the face of the obstacles presented by the declines and volatility in financial markets, the wealth advisory business produced record-high levels of revenue and sales. Wealth advisory revenue reached $124.0 million, which was 17%, or $17.9 million, higher than in 2001. The full extent of wealth advisory growth was masked by the impact on fee revenue of the lower equity valuations in client portfolios.

The acquisition of Balentine, the addition of new products, and increased demand for financial planning in the wake of an uncertain economy fueled the growth. Revenue from Balentine exceeded expectations and totaled $13.8 million, as both new and existing clients sought independent investment counseling services. It is anticipated that the Balentine investment strategy will add $1 billion in new assets during 2003.

Wealth advisory sales were more than 20% ahead of 2001 levels. Business development was strong with existing as well as new clients. Sales were particularly strong in the New York and Delaware offices, which manage relationships with clients throughout the United States. Sales in the Pennsylvania market were nearly double their 2001 levels. New capabilities that contributed to sales growth included the Balentine strategy, a leveraged life insurance product, and a donor-advised charitable gift fund.

Corporate client services In 2002, the corporate client business, which serves U.S.-based and multinational clients, continued its trend of double-digit growth. Revenue reached a record high $67.2 million for 2002, which was 15%, or $8.8 million, ahead of 2001. Revenue in all three divisions of this business – capital markets trusts, entity management, and retirement services – exceeded 2001 levels.

Contributing to the increase was the acquisition of London-based SPV Management, which added several European countries to the list of preferred jurisdictions in which the corporation is authorized to conduct business. Those jurisdictions now include Delaware, Nevada, the Cayman Islands, the Channel Islands, England, Ireland, Italy, Luxembourg, and The Netherlands.

The capital markets division performs trustee and related administrative services on behalf of financing structures that clients create in preferred jurisdictions. Clients commonly use such structures, which require that assets be held in a trust, in order to provide cash flow, achieve protection from creditors, or gain market efficiencies. Many of the trusts administered by this division hold large capital equipment, such as aircraft and rolling stock; hold securitized assets, such as credit card receivables and mortgage balances; or issue trust-preferred securities.

The life of such a trust may range from one to 30 years. The corporation typically is paid an annual fee during the life of the trust. The amount of the fee depends on the level of service provided. Services may be as simple as acting as registrar or paying agent, or as complex as handling cash flows and investments for international project financing.

In 2002, the capital markets division was the largest contributor to total corporate client revenue. It generated $41.4 million, which was 10%, or $3.7 million, higher than for 2001, and accounted for 62% of total 2002 corporate client revenue. The increase resulted from higher demand for services related to asset-backed securitizations, trust-preferred securitizations, and corporate bankruptcies.

The corporation is gaining more successor trustee, collateral agent, and other bankruptcy-related appointments because of its lack of a lending or securities underwriting conflict of interest. In 2002, the corporation served in a trustee relationship with each of the 10 largest U.S. public bankruptcies. This compares with five such relationships in 2001.

The second largest contributor to corporate client revenue is the entity management division. In 2002, entity management experienced the highest level of growth among the three divisions, and produced revenue of $17.2 million. This was 15%, or $8.8 million, higher than in 2001, and represented 26% of total corporate client income. Approximately 41% of this division's growth resulted from the acquisition of SPV Management, which broadened the corporation's ability to serve European clients.

The entity management division serves clients who establish legal residency in jurisdictions that offer advantageous legal, tax, and creditor protections. Legal residency is achieved through the formation of a special purpose entity in the preferred jurisdiction. In order to have resident status, these jurisdictions require the entity to meet a number of conditions that demonstrate substance, or "nexus." The entity management division performs administrative services that help to establish and maintain the entity's nexus.

These services typically include providing independent directors for the entity, organizing and hosting the entity's periodic management meetings, and providing a physical location for the entity. Services also may include a variety of other accounting and administrative tasks. The fee for these services varies according to the complexity of the work performed, and is paid annually over the life of the entity.

Services performed by the third corporate client division, the retirement services division, are based on the ERISA mandate which requires that retirement plan assets be held in a trust. This division provides trustee, custodial, and administrative services for pension, 401(k), and other retirement plans in which the plan sponsor elects an unbundled plan, which means that the various asset management, record keeping, and trustee functions are performed by different providers.

The retirement services division forms alliances with third-party record keepers and other unbundled service providers to develop business. One of its competitive advantages is a proprietary settlement system that features a direct link to the National Securities Clearing Corporation.

In 2002, the number of retirement plans served increased 46% and two new alliances were formed. The division generated revenue of $8.6 million in 2002, which was 3%, or $0.3 million, higher than for 2001, and represented 13% of total corporate client revenue.

Affiliate asset managers In the affiliate asset manager line, the corporation records combined revenue from Cramer Rosenthal McGlynn and Roxbury Capital Management. The amount of revenue received from these affiliates is based on the corporation's investment position in each.

At December 31, 2002, the corporation held a 63.47% equity interest in Cramer Rosenthal McGlynn. The corporation held a 40.91% interest in Roxbury Capital Management's common shares plus a 30% preferred interest in its gross revenue.

In 2002, both managers struggled against the poor performance of equity markets. Affiliate revenue fell sharply for the year and totaled $16.3 million, which was $4.3 million, or 21%, lower than the $20.6 million recorded in 2001.

The decrease was due primarily to a dramatic decline in income from Roxbury, a growth-style investment manager. Revenue from Roxbury fell 40%, to $8.6 million, as assets under management declined 52% to $3.7 billion. In addition to being affected by declining valuations, Roxbury experienced the loss of some business, as clients moved assets away from this style of investing.

During the second half of the year, Roxbury initiated a number of steps to stabilize its revenue trend. A small-cap product was added and expenses were reduced. A mid-cap product is in the incubation stage and additional third-party marketing relationships are planned.

The impact of market volatility and investor caution was not as harsh at Cramer Rosenthal McGlynn, a value-style investment manager. Revenue from Cramer Rosenthal McGlynn totaled $7.7 million, which was 21% more than the $6.3 million recorded in 2001. Assets under management reached $5 billion in March, but the growth could not be sustained in the face of market declines. At year-end 2002, assets under management were $3.5 billion, which was 24% lower than at year-end 2001.

Given current asset levels and operating margins, the combined affiliate manager revenue is expected to total between $4 million and $5 million in 2003. This compares with the $16.3 million recorded in 2002.

Goodwill and service charges In 2002, expense associated with the amortization of acquisition goodwill decreased $8.6 million, or 87%, as the corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which discontinued the practice of systematically amortizing goodwill, but not other intangibles. Goodwill is now subject to periodic measurement for impairment. Impairment losses would be recognized in the period incurred.

Service charges on deposit accounts increased to $29.9 million, which was $2.6 million, or 10%, higher than in 2001. This increase was due principally to increases in fees for returned items and overdrafts, service charges on regular and other related checking accounts, and automated teller machines. Business checking fee income for 2002 was $8.2 million, a $1.5 million, or 18%, increase over last year, due in part to a fee increase implemented in the first half of the year.

NONINTEREST EXPENSE Noninterest expense growth reflected the corporation's acquisitions of Balentine and SPV Management, and the opening of wealth advisory offices in Atlanta, Baltimore, and Palm Beach. Expenses were consolidated when the acquisitions were completed, which was January 2002 for Balentine and April 2002 for SPV Management.

In 2002, noninterest expense totaled $309.9 million. This was 12%, or $33.0 million, higher than 2001 noninterest expense. Approximately $15.6 million, or 47%, of the increase was attributable to the acquisitions. Absent the acquisitions, 2002 noninterest expense was $294.3 million, which was 6%, or $17.4 million, higher than 2001.

Salaries and employment benefits expenses were $182.4 million, which was 9%, or $15.7 million, higher than in 2001. Approximately $8.1 million, or 52%, of the increase was acquisition-related. On a normalized basis, excluding the acquisitions, salaries and employment benefits expenses increased $7.6 million, or 5%.

The corporation had 2,361 full-time-equivalent staff members at December 31, 2002, which was 45 more than at year-end 2001. The Balentine and SPV Management acquisitions added 63 staff members. Absent these acquisitions, there were 18 fewer full-time-equivalent staff members than at the end of 2001.

Net occupancy expense rose to $20.4 million, which was $3.5 million, or 21%, higher than in 2001. The acquisitions accounted for approximately 27% of the increase. The new office openings and improvements to existing offices also contributed to the increase.

Furniture and equipment expenses were $2.5 million, or 11%, higher than for 2001. Approximately 20% of this increase was acquisition-related, while the remainder was due to higher depreciation and maintenance costs on furnishings and electronic data processing equipment.

Servicing and consulting expense was $13.5 million, which was $4.4 million, or 49%, higher than in 2001. Compensation paid to Balentine's subadvisors accounted for approximately $1.9 million, or 44%, of this increase.

Other noninterest expense totaled $43.1 million, which was $5.3 million, or 14%, higher than in 2001.

- Approximately $1.8 million, or 34%, of this increase was acquisition-related and included fees paid by SPV Management to directors it provides on behalf of clients.
- Legal fees were $5.0 million, an increase of $2.8 million, or 85%. Legal expenses included $1.8 million to settle litigation pending since 1996 that involved an aircraft-leasing venture in which the company served as a trustee.
- A $1.2 million loss was recorded for the write-down of the corporation's investment in Clemente Capital, Inc.

As more revenue was generated outside Delaware, the corporation was subject to additional local and state taxing authorities and to tax rates that were higher than Delaware's. This contributed to the increase in tax expense, as did the pay-downs, redemptions, and maturites of tax-exempt securities and loans. In 2002, the provision for income taxes was $73.0 million, which was $7.0 million, or 11%, higher than in 2001. Federal income tax expense was $66.9 million, an increase of $4.9 million, or 8%. State income tax expense was $6.0 million, an increase of $1.4 million, or 30%. The corporation's effective tax rate for the year was 35.4%, up from 34.7% in 2001.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Net interest income is an important determinant of the corporation's financial performance. Through management of its interest rate sensitivity exposure, the corporation seeks to maximize the growth of net interest income on a consistent basis by minimizing the effects of fluctuations associated with changing market interest rates.

The corporation employs simulation models to assess interest rate exposure and the effect of variations in interest rates on net interest income. The models evaluate numerous factors, including:

- the composition of assets, liabilities, and off-balance sheet instruments;
- their respective repricing and maturity characteristics;
- the level of market interest rates; and
- other external factors.

The simulations compare multiple interest rate scenarios against a stable interest rate environment. As a general rule, the model employs scenarios in which rates gradually move up or down 250 basis points over one year. The corporation's objective is to prevent any interest rate change from having a material impact on net interest income within a one-year period.

Because of 2002's low interest rate levels, as of December 31, 2002, the declining rate scenario in the simulation model gradually moved down only 125 basis points, until the federal funds rate equaled zero. This ensured that negative rates were not created within the model.

As of December 31, 2002, the simulation projected that a gradual 250-basis-point increase in market interest rates would cause net interest income to rise 8.53% over a one-year period. At December 31, 2001, the scenario predicted a 2.57% increase.

If interest rates were to experience a gradual decline of 125 basis points, the model projected that net interest income would decrease 7.17% over a one-year period. At December 31, 2001, the model employed a 175-basis-point-decline scenario and projected that net interest income would decrease 5.18%.

The preceding paragraphs contain certain forward-looking statements regarding the anticipated effects on the corporation's net interest income resulting from hypothetical changes in market interest rates. The assumptions the corporation uses regarding the effects of changes in interest rates on the adjustment of retail deposit rates and the prepayment of residential mortgages, asset-backed securities, and collateralized mortgage obligations play a significant role in the results the simulation model projects. Rate and prepayment assumptions used in the corporation's simulation model differ for both assets and liabilities in rising, as compared to declining, interest rate environments. Nevertheless, these assumptions are inherently uncertain and, as a result, the simulation model cannot predict precisely the impact of changes in interest rates on net interest income. Management reviews the exposure to interest rate risk regularly, and may employ a variety of strategies as needed to adjust its sensitivity. This includes changing the relative proportions of fixed-rate and floating-rate assets and liabilities; changing the number and maturity of funding sources; asset securitizations; and utilizing derivative contracts such as interest rate swaps and interest rate floors.

LIQUIDITY

A financial institution's liquidity demonstrates its ability to meet, in a timely manner, cash flow requirements that may arise from increases in demand for loans or other assets, or from decreases in deposits or other funding sources. Liquidity management, therefore, contains both asset and liability components.

The maturity and marketability of loans and investments provide liquidity, as do time deposits at other banks, federal funds sold, and securities purchased under agreements to resell. Liquidity also results from internally generated capital, core deposits, large certificates of deposit, federal funds purchased, securities sold under agreements to repurchase, and other credit facilities. In 2002, the proportion of funding that came from core deposits and stockholders' equity was 63.1% in 2002 and 63.3% in 2001.

Management continuously monitors the corporation's existing and projected liquidity requirements. The corporation believes that its standing in the national markets will enable it to obtain additional funding if the need arises. Wilmington Trust Company is a member of the Federal Home Loan Bank of Pittsburgh and has $1 billion in available borrowing capacity secured by collateral.

ASSET QUALITY AND LOAN LOSS PROVISION

The corporation's approach to lending is based on adherence to strict underwriting standards. The corporation undertakes a comprehensive review of the financial condition of the individuals and institutions to which it lends. One of the key determinants in the decision to extend credit is the nature and extent of the client relationship.

Loans are rarely made outside of the regional banking business's geographic footprint.

As loan balances have increased steadily over the years, and as lending has expanded into Pennsylvania and Maryland, the portfolio has remained well-diversified across industry and sector lines, and credit quality has remained relatively stable. Net charge-offs have been less than 50 basis points since 1990. Since 2000, more than 95% of the portfolio's loans have been classified as "pass" by the corporation's internal risk-rating system.

At year-end 2002, 95.65% of the loans in the portfolio were rated "pass," up from 95.12% at year-end 2001. Delinquency trends as well as serious doubt loans declined from the prior year-end levels.

In management's opinion, the primary indicator of credit quality is the net charge-off ratio. For 2002, net charge-offs were 31 basis points, compared with 30 basis points for both 2001 and 2000.

For 2002, net charge-offs totaled $17.6 million. This was $1.8 million, or 12%, higher than the $15.8 million reported for 2001. A single lending relationship with a commercial client in the biomedical industry accounted for most of the increase.

In keeping with the portfolio growth, the provision as well as the reserve for loan losses increased. In 2002, the provision for loan losses was $22.0 million, which was $2.1 million, or 11%, higher than for 2001. The reserve for loan losses at December 31, 2002, was $85.2 million, which was $4.4 million, or 5%, higher than the year-end 2001 reserve of $80.8 million.

As a percentage of loans outstanding, the year-end 2002 reserve was 1.41%, which was 6 basis points lower than the year-end 2001 reserve of 1.47%.

Combined loans past due 90 days or more, nonaccruing loans, and restructured loans at December 31, 2002, totaled $54.8 million. This was $2.9 million, or 6%, higher than the $51.9 million reported at year-end 2001.

Loans past due 90 days or more at December 31, 2002, were $12.5 million, down from $13.5 million at December 31, 2001. Approximately 64% of the 2002 year-end loans past due 90 days or more were in the commercial loan portfolio; 22% were in the residential mortgage loan portfolio; and 14% were consumer loans. The corresponding ratios at December 31, 2001, were 68%, 23%, and 9%, respectively.

Nonaccruing loans at year-end 2002 totaled $42.4 million. This was $4.3 million, or 11%, higher than the $38.0 million in nonaccruing loans at year-end 2001. Nearly all of the increase was due to a single relationship with a commercial client in the educational services industry.

At year-end 2002, no loans were classified as restructured, compared with loans totaling $375,000 at year-end 2001. Other real estate owned (OREO) at year-end 2002 was $3.1 million, up from $398,000 at year-end 2001. Most of this increase was related to a residential real estate development in Maryland, from which management expects a full recovery.

The overall level of nonperforming loans during 2002 increased $7.1 million, or 18%, to $45.4 million. The percentage of nonperforming assets to total loans was 75 basis points for 2002 versus 70 basis points for 2001.

If the economy in markets where the corporation conducts business remains sluggish or deteriorates further, conditions may further impair the ability of some borrowers to repay their loans in full on a timely basis. In that event, management would expect levels of nonperforming assets, credit losses, and provisions for loan losses to increase.

To minimize the likelihood and impact of such conditions, management continually monitors the entire loan portfolio to identify potential problem loans and avoid disproportionately high concentrations of loans to individual borrowers and industries. An integral part of this process is a regular analysis of all past due loans.

Management has identified some loans in the portfolio for which serious doubt exists as to the ability of the borrowers to repay their loans on a timely basis, even though these loans currently either are performing in accordance with their terms, or are fewer than 90 days past due. At December 31, 2002, such loans amounted to approximately $36.2 million. In comparison, such loans at year-end 2001 were nearly twice that level and totaled $60.6 million.

In light of the current levels of past due, nonaccruing, and problem loans, management believes that the reserve for loan losses is a reasonable estimate of the known and inherent losses in the credit portfolio.

The methodology used to calculate the reserve for loan losses has provided a high degree of reserve adequacy over an extended period of time. The reserve reflects estimated credit losses for specifically identified, as well as estimated, probable losses inherent in the remainder of the portfolio, based on loan type and risk rating classification. The reserve methodology includes an analysis of the business climate and the potential effect on credit losses, which is the basis for an unallocated portion of the reserve assessment. The business climate analysis reviews:

- shifts in current market conditions,
- the average loan size and complexity within the portfolio,
- trends in delinquency,

- changes in the internal risk rating classification,
- the level of serious doubt loans,
- the potential for recoveries, and
- trends in bankruptcy filings.

The unallocated and allocated portions of the reserve are reassessed quarterly as part of the regular application of the reserve methodology. In accordance with the growth in loan balances, a portion of the reserve is allocated to new loans within the parameters of the reserve methodology.

At December 31, 2002, approximately $6.1 million, or 7%, of the reserve for loan losses was unallocated. In comparison, $6.3 million, or 8%, of the reserve was unallocated at year-end 2001.

CAPITAL RESOURCES

Management reviews the corporation's capital position and makes adjustments as needed to assure that the capital base is sufficient to satisfy existing and impending regulatory requirements; to meet appropriate standards of safety; and to provide for future growth.

The corporation's capital increased in 2002 due primarily to increased earnings and improvement in the market value of the investment portfolio. The capital generation rate for 2002 was 9.8%, a decrease from the 10.8% reported for 2001. Current year earnings of $133.2 million, net of $66.0 million in cash dividends, added $67.2 million to the corporation's capital. The market value improvement in the available-for-sale investment portfolio added $2.2 million, while common stock issued under employee benefit plans and the Balentine acquisition added another $12.7 million and $8.8 million, respectively. Equity was reduced by $18.7 million for the acquisition of treasury stock and by $13.8 million for the recording of an after-tax minimum pension liability. The remainder of the increase, $383,000, was the result of net unrealized holding gains, which arose during the year on derivatives held as cash flow hedges and foreign currency translation adjustments.

The Federal Reserve Board's risk-based capital guidelines establish minimum levels of capital for a bank holding company. The guidelines are intended to reflect the varying degrees of risk associated with different on-balance sheet and off-balance sheet items. The corporation has reviewed its on- and off-balance sheet items and calculated its capital position under these risk-based capital guidelines.

At December 31, 2002, the corporation's total risk-based capital ratio was 10.15%, compared with 11.16% reported at the corresponding date a year ago. The Tier 1 risk-based capital ratio at that date was 7.03%, compared with 7.78% reported at year-end 2001. The Tier 1 leverage capital ratio was 6.08%, compared with 6.49% reported a year ago. Each of these ratios exceeded the minimum levels required for adequately capitalized institutions of 8%, 4%, and 4%, respectively, as well as the levels required for well-capitalized institutions of 10%, 6%, and 5%, respectively.

In April 2002, the corporation's Board of Directors announced a two-for-one stock split that took the form of a 100% stock dividend. The Board also increased the quarterly dividend to $0.255 per share on a post-split basis. The Board has increased the cash dividend every year since 1982.

Dividends paid for 2002 totaled $1.005 per share, which was 6% higher than the $0.945 per share paid in 2001. The dividend payout ratio for 2002 was 50.0%, compared to 49.7% for 2001.

In April 1996, the Board authorized the buyback of 8,000,000 shares (split-adjusted) of the corporation's common stock. That program was completed during 2002 with the purchase of 551,626 shares. A new 8,000,000-share buyback program was announced in April 2002. During 2002, the corporation bought back 600,360 of its shares. Of that number, 48,734 were bought under the new program, at a cost of $1.3 million.

The corporation's common stock is traded on the New York Stock Exchange under the symbol "WL." The following table summarizes the price ranges of the corporation's common stock and its quarterly dividends.

Common stock price range and dividend rate by quarter*

	2002			2001		
	High	Low	Dividend	High	Low	Dividend
First quarter	$34.63	$30.85	$0.240	$27.72	$26.67	$0.225
Second quarter	$34.53	$29.75	$0.255	$33.18	$28.10	$0.240
Third quarter	$32.17	$25.05	$0.255	$33.50	$25.10	$0.240
Fourth quarter	$33.09	$25.20	$0.255	$31.73	$25.50	$0.240

**Adjusted for the two-for-one stock split paid on June 17, 2002.*

INFLATION

The corporation's asset and liability structure is substantially different from an industrial company's, since virtually all of the assets and liabilities of a financial institution are monetary in nature. Accordingly, changes in interest rates may have a significant impact on a bank holding company's performance. Interest rates do not necessarily move in the same direction or at the same magnitude as the prices of goods and services. The impact, therefore, of inflation on a bank holding company's financial performance is indeterminable.

2001/2000 Financial analysis

2001/2000 PERFORMANCE SUMMARY

Net income for 2001 was $125.2 million, or $1.92 per share, an increase of 3% over the $120.9 million, or $1.87 per share, reported for 2000. On a diluted basis, earnings per share were $1.90, compared to the $1.85 reported for 2000. The 2001 results included a $1.1 million after-tax adjustment, or $0.02 per share, for the cumulative effect of a change in accounting principle related to the adoption of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Improvement was realized in the major components of the corporation's revenue. Net interest income improved $3.7 million, or 1%, to $258.8 million, while noninterest revenues rose $11.8 million, or 5%, to $228.0 million. The provision for loan losses for 2001 was $19.9 million, compared to the $21.9 million provision for 2000, a decline of $2.1 million, or 9%. Operating expenses for 2001 increased $12.2 million, or 5%, to $276.9 million and the provision for income taxes increased $2.2 million, or 3%, to $66.0 million. These results produced a return on average stockholders' equity of 19.53% and a return on average assets of 1.73%.

The corporation maintained its high level of productivity during 2001. The net profit margin, which measures the percentage of revenue dollars resulting in net income, was 25.3%, unchanged from 2000. Productivity measured by net income per staff member was $54,000, up 3% over the $52,600 reported for 2000.

2001/2000 STATEMENT OF CONDITION

Total assets at December 31, 2001, were $7.5 billion, $196.8 million, or 3%, higher than at year-end 2000, due primarily to growth in the loan portfolio. Average total assets for the year were $7.2 billion, or $20.5 million and 0.3%, higher than for 2000, also due primarily to growth in the loan portfolio.

The year-to-year growth in the loan portfolio was $299.6 million, or 6%, to $5.5 billion. The growth in the loan portfolio was offset partially by a contraction of the investment portfolio, which declined $179.4 million to $1.28 billion.

The growth in the loan portfolio was fueled by commercial lending, which grew $285.7 million, or 10%, to $3.27 billion. Retail lending, which includes loans to individuals consisting of residential mortgage and consumer loans, increased $13.9 million, or 0.6%, to $2.22 billion.

Approximately 44% of the loan growth in 2001 occurred within the corporation's Delaware market, while 42% originated in the southeastern Pennsylvania market, and the remainder came from those markets served by the corporation's thrift subsidiary, Wilmington Trust FSB.

The investment portfolio at year-end 2001 was $1.28 billion, or $179.5 million and 12%, below its 2000 year-end level, as securities matured, were called, or were sold and not replaced. The available-for-sale portfolio of $1.26 billion was $175.2 million, or 12%, below that at year-end 2000, and the held-to-maturity portfolio of $16.5 million was $4.3 million, or 21%, below that at year-end 2000. The available-for-sale portfolio at year-end 2001, which is subject to mark-to-market rules, included unrealized gains of $14.6 million. This was a $21.5 million improvement over the level at December 31, 2000, and was the result of the decline in interest rates during 2001.

The corporation continued to invest in technology and facilities during the year, resulting in a $9.3 million, or 7%, increase in premises and equipment. The corporation made investments in its global trust accounting and customer relationship management systems during 2001, as well as in enhancements to its online banking systems. Renovations were completed on the corporation's headquarters and existing offices in Philadelphia, Pennsylvania, and Las Vegas, Nevada, and new offices were opened in Orange County, California, and Morristown, New Jersey.

Goodwill increased $36.4 million, or 21%, to $208.4 million, as the corporation increased its ownership interest by $44.5 million in affiliate asset manager Roxbury Capital Management. Partially offsetting this increase was $8.1 million of amortization expense.

Total liabilities at year-end 2001 increased $106.2 million, or 2%, to $6.8 billion, with virtually all of this increase due to higher levels of deposits. Deposit levels increased $304.8 million, or 6%, over their 2000 year-end levels due primarily to noninterest-bearing demand deposits, which increased $302.7 million, or 32%. Short-term borrowings declined $190.6 million, or 17%, due primarily to a $271.2 million, or 25%, decrease in federal funds purchased and securities sold under agreements to repurchase. As existing funding matured during the year, certificates of deposit were less expensive than term federal funds of similar maturities. As a result, there was a modest shift in the corporation's funding sources, as 85% came from deposits, compared with 82% at the prior year-end.

Other liabilities increased $16.6 million, or 22%, to $93.5 million. Income taxes payable increased $12.7 million, as the tax liability associated with unrealized gains in the available-for-sale investment portfolio increased $7.3 million and federal income taxes payable increased $5.4 million. Employee benefit accruals for salaries, health care, and pension costs increased $3.7 million.

Total stockholders' equity at December 31, 2001, was $682.5 million, an increase of $90.6 million, or 15%, over the $591.9 million reported at year-end 2000. Additions to equity from earnings and the improvement in the level of unrealized gains within the available-for-sale investment portfolio were partially offset by dividends and ongoing purchases of the corporation's stock.

2001/2000 INCOME STATEMENT

NET INTEREST INCOME The corporation's net interest income for 2001, on an FTE basis, was $265.5 million, an increase of $3.0 million, or 1%, over net income for 2000. The corporation's net interest margin for 2001 was 4.02%, 10 basis points above the 3.92% reported for 2000.

The Federal Reserve Board lowered short-term interest rates 11 times during 2001, reducing the discount rate to 1.25%, 475 basis point below the 6.00% at which it began the year. These rate reductions caused both interest revenue and interest expense to decline during the year.

Interest revenue (FTE) for 2001 totaled $475.4 million, a decrease of $62.3 million, or 12%, from the $537.8 million reported for 2000. Interest revenue declined $62.0 million as the average rate earned on the corporation's assets fell 82 basis points to 7.21%. Interest revenues declined another $285,000 due to a $43.8 million decrease in the average level of earning assets to $6.6 billion. The corporation's average prime lending rate was 6.93%, 231 basis points below the 9.24% for 2000.

Interest expense for 2001 was $210.0 million, a decrease of $65.4 million, or 24%, from 2000. Interest expense declined $58.7 million, as the average rate the corporation paid on its interest-bearing liabilities fell 92 basis points to 3.19%. The aforementioned reductions in the discount rate by the Federal Reserve Board were responsible for this decrease. Interest expense declined an additional $6.7 million, due to a $166.2 million decrease in the average level of interest-bearing liabilities to $5.5 billion. The average discount rate was 3.4%, compared with a corresponding average rate for 2000 of 6.24%.

NONINTEREST REVENUE Growth in the corporation's fee-based businesses was the impetus behind improved noninterest revenues. The percentage of operating revenue derived from these fee-based businesses continued to increase, accounting for 48% of operating revenues for 2001, compared with 47% for 2000.

Operating revenue was $493.5 million, an increase of $14.2 million, or 3%, over the $479.3 million reported for 2000.

Total advisory fees during 2001 were $185.0 million, an increase of $12.5 million, or 7%, over 2000. This represented 79% of fee income and 37% of operating revenues for 2001, compared with corresponding ratios of 77% and 36%, respectively, for 2000.

Wealth advisory fees were $106.1 million, $6.3 million, or 6%, higher than for 2000. New business development was strong throughout the United States, with record sales posted in New York and California. This is noteworthy given that the NASDAQ Composite Index, the Dow Jones Industrial Average, and the S&P 500 were down 21%, 5%, and 12%, respectively, and that approximately 70% of wealth advisory fees are tied to securities valuations.

Assets under management at year-end 2001, excluding those of affiliate asset managers, were $23.8 billion, down 15% from $28.0 billion at year-end 2000. Affiliate asset manager fees for 2001 were $20.6 million. This was a decline of $764,000, or 4%, from the $21.3 million reported for 2000. The difficult market conditions of 2001 were the primary cause of this decline, with results tied to the investment style of each affiliate. Revenue from Cramer Rosenthal McGlynn increased 287% to $6.3 million, as assets under management increased 37% to $4.6 billion at year-end 2001. Revenue from Roxbury Capital Management declined 28% to $14.2 million, as assets under management declined 32% to $7.7 billion at year-end 2001.

Corporate client services fees for 2001 were $58.4 million, $6.9 million, or 13%, higher than 2000. Double-digit increases were realized by the capital markets trust and entity management components of this business. Capital market trust services increased 35% to $29.8 million, while entity management services increased 17% to $12.4 million.

Expense associated with the amortization of acquisition goodwill increased $708,000, or 9%, due to additional equity interests acquired in Roxbury. At December 31, 2001, the corporation held a 56.53% equity position in Cramer Rosenthal McGlynn. The corporation has a 100% interest in the preferred shares of Roxbury, entitling it to a 30% share of its revenues, together with a 40.25% interest in Roxbury's common shares, entitling it to a like percentage of net income.

Service charges on deposit accounts for 2001 were $27.2 million, an increase of $1.9 million, or 7%, over 2000. This increase was due principally to increases in fees for returned items and overdrafts, service charges on regular and other related checking accounts, and automated teller machines. Business checking fee income for 2001 was $6.7 million, a $1.4 million, or 26%, increase over 2000 due in part to a fee increase implemented in the first half of 2001.

Loan fees for 2001 were $7.7 million, an increase of $1.9 million, or 32%, over 2000. Key drivers of this increase included increases in commercial and retail loan fees, letter of credit fees, loan application fees, and documentary fees.

Other noninterest income for 2001 was $4.4 million, a $6.0 million, or 58%, decrease from 2000. Gains of $7.2 million reported in 2000 from the sale of certain of the corporation's Pennsylvania and Maryland branches in connection with its branch rationalization strategy were primarily responsible for this decrease. Securities gains of $1.5 million were recognized in 2001, compared with $416,000 in losses for 2000, as the corporation sold selective fixed-rate investments and had outstanding warrants purchased in connection with a merger.

NONINTEREST EXPENSE Noninterest expense for 2001 was $276.9 million, an increase of $12.2 million, or 5%, over 2000. The corporation experienced expense increases in salaries and employment benefits, net occupancy, servicing and consulting fees, and other noninterest costs.

Salaries and employment benefits expenses for 2001 were $166.8 million, a $3.9 million, or 2%, increase over those for 2000. Salary and wage expense during 2001 increased $6.7 million, or 7%, to $109.8 million. The corporation's full-time-equivalent employee number at December 31, 2001, was 2,316, compared with 2,299 at December 31, 2000. The year-end 2000 count was a decrease of 135 staff positions from 1999, reflecting the outsourcing of the corporation's item processing unit late in 1999 and early 2000. The increase in salaries and wages in 2001 was offset partially by a decline in incentives and bonuses, which decreased $4.2 million, due principally to a $5.5 million drop in the profit-sharing bonus. This bonus is based on a formula driven by return on equity and net income growth. Employment benefits expense increased $1.3 million, or 5%, to $29.2 million, due primarily to higher payroll tax, health insurance, and pension expenses.

Net occupancy and furniture and equipment expenses during 2001 increased $1.8 million, or 5%, over 2000. Depreciation expense increased $881,000, or 5%, to $18.5 million, reflecting investment in new software that targets new products and services, as well as in internal efficiencies, Internet services, and the corporation's trust system. Further contributing to these increases were expenses associated with the opening of new offices in Orange County, California, and Morristown, New Jersey; expansion of the offices in Philadelphia and Las Vegas; and renovations to the corporation's headquarters.

Servicing and consulting expense in 2001 was $9.1 million, an increase of $904,000, or 11%, over 2000, resulting primarily from the corporation's outsourcing of its trust tax return preparation work to a third-party vendor and increased advisory fees paid to its affiliate asset managers.

Other noninterest expense in 2001 was $51.6 million, a $5.3 million, or 12%, increase over 2000. This increase was attributable to outsourcing contracts for item processing, legal expenses, and training expenses.

The provision for income taxes for 2001 was $66.0 million, a $2.2 million, or 3%, increase over 2000. Federal income tax expense was $61.4 million, an increase of $3.3 million, or 6%, while state income tax expense was $4.6 million, a decrease of $1.2 million, or 20%. A refund received from a prior year's state tax filing, coupled with the corporation's lower tax rate for its investment holding companies, were responsible for the decrease in state income tax expense. The corporation's effective tax rate for the year was 34.7%, compared with 34.5% in 2000.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Net interest income is projected using multiple interest rate scenarios. The results are compared to net interest income projected using stable interest rates. The corporation's model generally employs interest rate scenarios in which interest rates gradually move up or down 250 basis points over one year. As of December 31, 2001, the declining rate scenario would gradually move down 175 basis points until the federal funds rate equals zero. This change ensures that negative rates are not created within the simulation model. The rising rate scenario remains unchanged and would gradually increase 250 basis points. The simulation model projected, as of December 31, 2001, that a gradual 250 basis point increase in market interest rates would increase net interest income by 2.7% over a one-year period. This compares to a decrease of 0.2% as measured at December 31, 2000. If interest rates were to decrease gradually 175 basis points, the simulation model projected, as of December 31, 2001, that net interest income would decrease 5.1% over a one-year period. This compares to a decrease of 2.4% the simulation projected would occur on a gradual 250-basis-point decline in market interest rates as measured at December 31, 2000. The movement in the rate sensitivity measurements during 2001 was driven primarily by several key changes. The relative proportion of fixed-rate and floating-rate assets shifted as loans matured or were repaid and mortgages sold, while new loans were originated that had a floating interest rate.

LIQUIDITY

In 2001, the proportion of funding provided by core deposits – demand deposits, interest-bearing demand deposits, and certificates of deposit – was stable when compared to the prior year. As average total assets were stable year-to-year, funding sources were also stable, with the relative proportions of core deposits and short-term borrowings (principally federal funds purchased and securities sold under agreements to repurchase) virtually unchanged.

ASSET QUALITY AND LOAN LOSS PROVISION

Net charge-offs for 2001 were $15.8 million, a decrease of $6.3 million, or 28%, from the $22.1 million reported for 2000. The corporation's provision for loan losses for 2001 was $19.9 million. This was $2.1 million, or 9%, lower than 2000. The reserve for loan losses at December 31, 2001, was $80.8 million, an increase of $4.0 million, or 5%, over the $76.7 million reported at December 31, 2000. The reserve at year-end as a percentage of loans outstanding was 1.47%, a decrease of one basis point from the 1.48% reported at year-end 2000. Loans past due 90 days or more, nonaccruing loans, and restructured loans at December 31, 2001, totaled $51.9 million. This represented a decrease of $4.4 million, or 8%, from the $56.3 million reported at year-end 2000. Loans past due 90 days or more at December 31, 2001, totaled $13.5 million, unchanged from year-end 2000. Nonaccruing loans at year-end 2001 were $38.0 million. This was $2.1 million, or 5%, below the $40.2 million of nonaccruing loans at year-end 2000. At year-end 2001, $375,000 of loans were classified as restructured, compared with $2.6 million at year-end 2000. OREO at year-end 2001 was $398,000, down $319,000, or 44%, from $717,000 at year-end 2000.

The overall level of nonperforming loans during 2001 decreased $2.5 million, or 6%. At December 31, 2001, an analysis of loans past due 90 days or more totaled $13.5 million and reflected that approximately 68% of those loans were in the corporation's commercial loan portfolio, 23% in the residential mortgage loan portfolio, and 9% in the consumer loan portfolio. The corresponding ratios at December 31, 2000, were 65%, 24%, and 11%, respectively.

At December 31, 2001, approximately $60.6 million of loans were identified that were either currently performing in accordance with their terms or were less than 90 days past due but for which, in management's opinion, serious doubt existed as to the borrowers' ability to continue to repay their loans on a timely basis. This compares with the $44.8 million in loans at year-end 2000 about which the corporation had serious doubt.

At December 31, 2001, approximately $6.3 million, or 8%, of the reserve for loan losses was unallocated. This compares with $5.1 million, or 7%, of the reserve that was unallocated at year-end 2000. Loan growth has been addressed through the allocation of reserves to the new loans within the parameters of the reserve methodology. Delinquency trends and serious doubt levels both declined from prior year-end levels. The percentage of loans carrying a pass rating remained high, at 95%.

CAPITAL RESOURCES

The corporation's capital increased in 2001 due primarily to increased earnings and improvement in the market value of the corporation's investment portfolio. The corporation's 2001 capital generation rate was 10.8%, a decrease from the 12.8% reported for 2000. Earnings in 2001 of $125.1 million, net of $61.5 million in cash dividends, added $63.6 million to the corporation's capital. The improvement in the market value of the corporation's available-for-sale investment portfolio added an additional $13.8 million to equity. Common stock issued under employee benefit plans added another $16.0 million, while the acquisition of treasury stock reduced equity by $3.5 million. The remainder of the increase, $748,000, was the result of net unrealized holding gains, which arose during the year on derivatives held as cash flow hedges.

At December 31, 2001, the corporation's total risk-based capital ratio was 11.16%, compared with 10.80% reported at the corresponding date in 2000. The corporation's Tier 1 risk-based capital ratio at that date was 7.78%, compared with 7.33% reported at year-end 2000, and its Tier 1 leverage capital ratio was 6.49%, compared with 5.87% reported for 2000. Each of these ratios exceeded the minimum levels required for adequately capitalized institutions of 8%, 4%, and 4%, respectively, as well as the levels required for well-capitalized institutions of 10%, 6%, and 5%, respectively.

In April 2001, the corporation's Board increased the quarterly dividend to $0.24 per share (split-adjusted). This marked the twentieth consecutive year of increased cash dividends. Dividends paid for 2001, on a split-adjusted basis, totaled $0.945 per share, a 7% increase over the $0.885 per share paid in 2000. The corporation's dividend payout ratio for 2001 was 49.15%, compared to the 47.26% payout ratio for 2000.

In April 1996, the Board authorized the buyback of 8,000,000 shares (split-adjusted) of the corporation's common stock. At year-end 2000, 7,333,558 shares had been bought under the program at a cost of $179.7 million. During 2001, 114,816 additional shares were purchased at a cost of $3.5 million, bringing the total number of shares repurchased under the current program to 7,448,374.

Other information

ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, the Statement retains the fundamental provisions of Statement No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale.

This Statement supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, this Statement retains the requirement of Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. This Statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary.

The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," along with rescinding SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and amending SFAS No. 13, "Accounting for Leases." SFAS No. 145 (1) eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, (2) eliminates the extraordinary item treatment of reporting gains and losses from extinguishments of debt, and (3) makes certain other technical corrections.

The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 apply in fiscal years beginning after May 15, 2002. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The adoption of this Statement did not have an impact on the corporation's consolidated earnings, financial condition, or equity.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."

The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management is unable to determine the impact of this Statement due to its prospective application.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions," which amends SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and FASB Interpretation No. 9. Except for transactions between two or more mutual institutions, this Statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Accordingly, the requirement in paragraph 5 of SFAS No. 72 to recognize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions of businesses within the scope of this Statement. In addition, this Statement amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test, impairment loss recognition, and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

With some exceptions, the requirements of SFAS No. 147 are effective October 1, 2002. The Corporation does not expect the adoption of this Statement to have an impact on its consolidated earnings, financial condition, or equity.

In December, 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends Accounting Principles Board (APB) Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The requirements for SFAS 148 are effective for financial statements for fiscal years ended and interim periods beginning after December 15, 2002. The corporation uses the "intrinsic value" approach to accounting for stock-based compensation as permitted under APB Opinion No. 25. The corporation has adopted the disclosure provisions of SFAS No. 148. The disclosure provisions had no impact on the corporation's consolidated earnings, financial condition, or equity (see disclosure information in Note 1 of the consolidated financial statements).

On January 17, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements." This Interpretation addresses the consolidation by business enterprises of variable interest entities to which the normal conditions for consolidation do not apply, due to the entities' lack of a voting interest or lack of control through ownership of a voting interest. The Interpretation requires that an enterprise review its degree of involvement in a variable interest entity to determine if it is the primary beneficiary. Certain disclosures about the variable interest entity and the enterprise's involvement are required by both the primary beneficiary and by the enterprise that has a significant interest in a variable interest entity. Enterprises with variable interests in variable interest entities created after January 31, 2003, must apply the provisions of the Interpretation to those entities immediately. Enterprises with a variable interest in a variable interest entity before February 1, 2003, must apply the provisions of the Interpretation to those entities no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about the variable interest entity when this Interpretation becomes effective, the enterprise must make similar disclosures in all financial statements issued after January 31, 2003, regardless of the date on which the variable interest entity was created. The corporation does not expect this Interpretation to have an impact on its consolidated earnings, financial condition, or equity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Discussion and analysis of the financial condition and results of operations are based on the consolidated financial statements of the corporation, which are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosure of contingent assets and liabilities at the date of the financial statements and during the reporting period. Management evaluates estimates on an ongoing basis, including those estimates related to the allowance for loan losses, stock-based employee compensation, consolidation of certain SPEs, affiliate fee income, impairment of goodwill, recognition of corporate trust fees, loan origination fees, and mortgage servicing assets. Management bases its estimates on historical experience and various other factors and assumptions that are believed to be reasonable under the circumstances. This forms the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and the estimates that are used in preparation of its consolidated financial statements: reserve for loan losses, stock-based employee compensation, consolidation of certain SPEs, and impairment of goodwill.

RESERVE FOR LOAN LOSSES

The corporation maintains a reserve for loan losses that is management's best estimate of known and inherent estimated losses, based on subjective judgments regarding the collectibility of loans within the portfolio. The reserve is reduced by actual credit losses, and is increased by the provision for loan losses and recoveries from loans previously charged off. Personnel independent of the various lending functions evaluate the reserve on a quarterly basis. The level is determined by assigning specific reserves to individually identified problem credits, and a general reserve to all other loans. In evaluating the reserve, specific consideration is given to current micro- and macro-economic factors, historical net loss experience, current delinquency trends, and movement within the internally reported loan quality classifications. The methodology used to determine the necessary level of the reserve has been applied on a basis consistent with prior periods.

A portion of the reserve is not specifically allocated to either the commercial or retail portfolio, and represents probable or inherent losses that could be caused by certain business conditions not accounted for otherwise. Typically, business conditions, including current economic and market conditions, portfolio complexity, payment performance, loan portfolio risk rating migration, the level of serious doubt loans, litigation impact, and bankruptcy trends, are the core of the unallocated reserve position. The determination of the reserve is inherently subjective, and it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. Because events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the reserve will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above.

Management believes that it uses the best information available to make determinations about the reserve and that it has established its existing reserve for loan losses in accordance with generally accepted accounting principles. If circumstances differ substantially from the assumptions used in making determinations, future adjustments to the reserve may be necessary and results of operations could be affected.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the corporation's banking affiliate's reserve for losses on loans. Such agencies may require the corporation to recognize additions to the reserve based on their judgments about information available to them at the time of their examination.

STOCK-BASED EMPLOYEE COMPENSATION

The corporation accounts for its stock-based employee compensation plans under the "intrinsic value" approach, in accordance with the provisions of APB No. 25, rather than the "fair value" approach as prescribed in SFAS No. 123. The "intrinsic value" approach limits the compensation expense to the excess of a stock option's market price on the grant date over the option's exercise price. Since the corporation's stock option plans have exercise prices equal to market values on the grant date, no compensation expense is recognized in the financial statements. The "fair value" approach under SFAS No. 123 takes into account the time value of the option and will generally result in compensation expense being recorded. Each year since the inception of SFAS No. 123, the corporation has disclosed, in the notes to the financial statements contained in its annual report to shareholders (Note 1 – Summary of significant accounting policies), what the earnings impact would have been, had the corporation elected the "fair value" approach under SFAS No. 123. Future earnings would be impacted if any change in generally accepted accounting principles were to limit the continued use of the "intrinsic value" approach.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES (VIEs)

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which defines a "qualifying SPE" and precludes its consolidation in the financial statements of a transferor or affiliate. On January 17, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, Consolidated Financial Statements." This Interpretation addresses the consolidation by business enterprises of VIEs to which the normal conditions for consolidation do not apply due to the entity's lack of a voting interest or lack of control through ownership of a voting interest. This Interpretation requires that an enterprise review its degree of involvement in a VIE to determine if it is the primary beneficiary. The primary beneficiary is required to consolidate the VIE into its consolidated financial statements.

The corporation, through its corporate client services business, and its U.K. subsidiary, SPV Management, act as agent/trustee in more than 8,000 transactions involving VIEs. The corporation acts in a fee-for-service capacity in each of these transactions. The corporation believes that, under existing and proposed generally accepted accounting principles relating to consolidations, its capacity in relation to these VIEs precludes it from consolidating them into its financial statements. A change in generally accepted accounting principles relating to the rules for consolidation that would require consolidation of VIEs due to the corporation's capacity as a service provider or trustee could significantly increase the assets and liabilities shown in the corporation's consolidated statement of condition and consequently could have an adverse effect on its regulatory capital ratios.

IMPAIRMENT OF GOODWILL

Through a series of acquisitions, the corporation has accumulated goodwill with a net carrying value of $240 million at December 31, 2002. Through 2001, this goodwill was subject to periodic amortization, in accordance with the provisions of APB No. 17, "Intangible Assets." This treatment provided for a gradual reduction in the book value of the assets over their useful lives. Amortization could be changed if later events and circumstances warranted a revised estimate of the useful lives of the assets. Additionally, under APB No. 17, estimations of value and future benefits could indicate that the unamortized cost should be reduced by a reduction in net income.

The 2002 adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," eliminated the requirement to amortize goodwill, and substituted impairment testing. The purpose of impairment testing is to ensure that an amount presented in the financial statements for goodwill does not exceed its actual fair value. A methodology that is consistent with how the acquired entity or business was originally valued is to be utilized in testing for impairment on an annual basis. If this testing indicates that the fair value of the asset is less than its book value, an impairment expense must be recorded in the period that the asset has been determined to have a permanent reduction in value. There may be more volatility in reported income than under the previous standard, because impairment losses are likely to occur irregularly and in varying amounts. A major portion of the goodwill on the corporation's books is related to its affiliate asset manager acquisitions. A decline in the fair value of the investment in either of these firms could incur an impairment expense.

Consolidated quarterly results of operations (unaudited)

Wilmington Trust Annual Report 2002

A summary of the unaudited quarterly results of operations for the years ended December 31 is as follows:

	2002				2001			
(in thousands, except per share amounts)	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Interest income	$ 96,937	$100,130	$ 99,536	$ 96,268	$104,003	$115,196	$121,834	$127,765
Interest expense	26,999	29,286	28,966	31,090	38,273	49,320	56,828	65,564
Net interest income	69,938	70,844	70,570	65,178	65,730	65,876	65,006	62,201
Provision for loan losses	(5,556)	(5,100)	(6,062)	(5,295)	(4,600)	(5,300)	(4,700)	(5,250)
Net interest income after provision for loan losses	64,382	65,744	64,508	59,883	61,130	60,576	60,306	56,951
Noninterest income	65,715	65,429	64,339	64,671	59,872	55,838	54,805	55,966
Securities gains/(losses)	2,005	–	–	–	738	2	71	711
Net interest and noninterest income	132,102	131,173	128,847	124,554	121,740	116,416	115,182	113,628
Noninterest expense	81,662	77,096	75,854	75,280	71,861	68,858	68,134	68,064
Income before income taxes, minority interest, and cumulative effect of change in accounting principle	50,440	54,077	52,993	49,274	49,879	47,558	47,048	45,564
Applicable income taxes	17,901	19,369	18,613	17,119	18,141	16,305	16,066	15,497
Net income before minority interest and cumulative effect of change in accounting principle	32,539	34,708	34,380	32,155	31,738	31,253	30,982	30,067
Minority interest	241	182	143	59	–	–	–	–
Net income before cumulative effect of change in accounting principle	32,298	34,526	34,237	32,096	31,738	31,253	30,982	30,067
Cumulative effect of change in accounting principle (net of income taxes of $584)	–	–	–	–	–	–	–	1,130
Net income	$ 32,298	$ 34,526	$ 34,237	$ 32,096	$ 31,738	$ 31,253	$ 30,982	$ 31,197
Net income per share – basic before cumulative effect of change in accounting principle	$ 0.49	$ 0.53	$ 0.52	$ 0.49	$ 0.48	$ 0.48	$ 0.48	$ 0.46
Cumulative effect of change in accounting principle	–	–	–	–	–	–	–	0.02
Net income per share – basic	$ 0.49	$ 0.53	$ 0.52	$ 0.49	$ 0.48	$ 0.48	$ 0.48	$ 0.48
Net income per share – diluted before cumulative effect of change in accounting principle	$ 0.49	$ 0.52	$ 0.52	$ 0.48	$ 0.48	$ 0.48	$ 0.47	$ 0.45
Cumulative effect of change in accounting principle	–	–	–	–	–	–	–	0.02
Net income per share – diluted	$ 0.49	$ 0.52	$ 0.52	$ 0.48	$ 0.48	$ 0.48	$ 0.47	$ 0.47

Consolidated statements of condition

Wilmington Trust Annual Report 2002

December 31 *(in thousands, except per share amounts)*	2002	2001
Assets		
Cash and due from banks	$ 248,850	$ 210,104
Federal funds sold and securities purchased under agreements to resell	32	104,999
Investment securities available for sale	1,343,899	1,264,848
Investment securities held to maturity (market value of $5,131 in 2002 and $17,086 in 2001)	4,787	16,452
Loans:		
Commercial, financial, and agricultural	2,328,875	1,861,727
Real estate – construction	501,077	400,534
Mortgage – commercial	964,405	1,009,442
Mortgage – residential	677,205	865,305
Installment loans to individuals	1,553,934	1,351,825
Unearned income	(392)	(874)
Total loans net of unearned income	6,025,104	5,487,959
Reserve for loan losses	(85,157)	(80,784)
Net loans	5,939,947	5,407,175
Premises and equipment, net	155,166	140,224
Goodwill, net of accumulated amortization of $29,785 in 2002 and 2001	240,173	212,851
Other intangible assets, net of accumulated amortization of $8,125 in 2002 and $5,698 in 2001	21,672	6,815
Accrued interest receivable	38,593	40,558
Other assets	138,156	114,436
Total assets	$8,131,275	$7,518,462
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing demand	$1,189,610	$1,258,322
Interest-bearing:		
Savings	349,322	356,182
Interest-bearing demand	1,833,516	1,410,280
Certificates under $100,000	884,137	900,059
Certificates $100,000 and over	2,080,508	1,665,942
Total deposits	6,337,093	5,590,785
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	658,828	828,261
U.S. Treasury demand	41,889	94,871
Line of credit	34,000	33,500
Total short-term borrowings	734,717	956,632
Accrued interest payable	29,708	34,540
Other liabilities	127,983	93,475
Long-term debt	160,500	160,500
Total liabilities	7,390,001	6,835,932
Minority interest	5	–
Stockholders' equity:		
Common stock: $1.00 par value, authorized 150,000,000 shares; issued 78,528,346 shares	78,528	39,264
Capital surplus	49,115	78,190
Retained earnings	884,203	817,017
Accumulated other comprehensive income	(1,209)	10,078
Total contributed capital and retained earnings	1,010,637	944,549
Less: Treasury stock; 12,900,601 shares in 2002 and 13,127,912 shares in 2001, at cost	(269,368)	(262,019)
Total stockholders' equity	741,269	682,530
Total liabilities and stockholders' equity	$8,131,275	$7,518,462

See notes to consolidated financial statements.

Consolidated statements of income

Wilmington Trust Annual Report 2002

For the year ended December 31 *(in thousands, except per share amounts)*	2002	2001	2000
Interest Income			
Interest and fees on loans	$330,986	$389,517	$430,233
Interest and dividends on investment securities:			
Taxable interest	54,258	69,408	88,486
Tax-exempt interest	971	1,862	742
Dividends	6,052	7,013	9,183
Interest on federal funds sold and securities purchased under agreements to resell	604	998	1,810
Total interest income	392,871	468,798	530,454
Interest on deposits	87,973	152,042	192,200
Interest on short-term borrowings	17,772	46,989	72,054
Interest on long-term debt	10,596	10,954	11,061
Total interest expense	116,341	209,985	275,315
Net interest income	276,530	258,813	255,139
Provision for loan losses	(22,013)	(19,850)	(21,900)
Net interest income after provision for loan losses	254,517	238,963	233,239
Noninterest Income			
Total advisory fees:			
Wealth advisory services	124,005	106,074	99,732
Corporate client services	67,167	58,407	51,470
Affiliate managers	16,270	20,555	21,319
Total advisory fees	207,442	185,036	172,521
Amortization of affiliate manager goodwill and other intangibles	(1,253)	(8,195)	(7,487)
Net total advisory fees after amortization of goodwill and other intangibles	206,189	176,841	165,034
Service charges on deposit accounts	29,875	27,240	25,344
Loan fees and late charges	7,665	7,691	5,812
Card fees	10,672	10,313	10,004
Other noninterest income	5,753	4,396	10,432
Securities gains/(losses)	2,005	1,522	(416)
Total noninterest income	262,159	228,003	216,210
Net interest and noninterest income	516,676	466,966	449,449
Noninterest Expense			
Salaries and employment benefits	182,455	166,794	162,939
Net occupancy	20,370	16,846	15,741
Furniture and equipment	26,186	23,665	23,013
Advertising and contributions	9,519	8,932	8,542
Servicing and consulting fees	13,491	9,066	8,162
Travel, entertainment, and training	7,504	6,326	4,967
Originating and processing fees	7,281	7,471	4,472
Other noninterest expense	43,086	37,817	36,846
Total noninterest expense	309,892	276,917	264,682
Net income			
Income before income taxes, minority interest, and cumulative effect of change in accounting principle	206,784	190,049	184,767
Income tax expense	73,002	66,009	63,828
Net income before minority interest and cumulative effect of change in accounting principle	$133,782	$124,040	$120,939
Minority interest	625	–	–
Net income before cumulative effect of change in accounting principle	133,157	124,040	120,939
Cumulative effect of change in accounting principle (net of income taxes of $584)	–	1,130	–
Net income	$133,157	$125,170	$120,939
Net income per share – basic:			
Before cumulative effect of change in accounting principle	$ 2.03	$ 1.90	$ 1.87
Cumulative effect of change in accounting principle	–	0.02	–
Net income per share – basic	$ 2.03	$ 1.92	$ 1.87
Net income per share – diluted:			
Before cumulative effect of change in accounting principle	$ 2.01	$ 1.88	$ 1.85
Cumulative effect of change in accounting principle	–	0.02	–
Net income per share – diluted	$ 2.01	$ 1.90	$ 1.85
Weighted average shares outstanding:			
Basic	65,617	65,147	64,610
Diluted	66,301	65,942	65,360

See notes to consolidated financial statements.

Consolidated statements of changes in stockholders' equity

Wilmington Trust Annual Report 2002

(in thousands, except per share amounts)	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total
2000						
Balance, January 1	$39,264	$70,749	$689,598	$(34,796)	$(266,584)	$498,231
Comprehensive income:						
Net income	–	–	120,939	–	–	120,939
Other comprehensive income, net of tax						
Unrealized gains on securities, net of income taxes of $16,931	–	–	–	30,101	–	30,101
Reclassification adjustment for security losses included in net income, net of income taxes of $150	–	–	–	266	–	266
Net unrealized gains on securities	–	–	–	30,367	–	–
Total comprehensive income	–	–	–	–	–	151,306
Cash dividends paid – $.885 per share	–	–	(57,164)	–	–	(57,164)
Common stock issued under employment benefit plans and to the Board of Directors (227,929 shares issued)	–	1,949	–	–	6,395	8,344
Nonemployee stock option expense	–	119	–	–	–	119
Acquisition of treasury stock (187,386 shares acquired)	–	–	–	–	(8,936)	(8,936)
Balance, December 31	39,264	72,817	753,373	(4,429)	(269,125)	591,900
2001						
Comprehensive income:						
Net income	–	–	125,170	–	–	125,170
Other comprehensive income, net of tax						
Unrealized gains on securities, net of income taxes of $8,288	–	–	–	14,733	–	14,733
Reclassification adjustment for security gains included in net income, net of income taxes of ($548)	–	–	–	(974)	–	(974)
Net unrealized gains on securities	–	–	–	13,759	–	–
Net unrealized holding gains arising during the year on derivatives used for cash flow hedges, net of income taxes of $373	–	–	–	944	–	944
Reclassification adjustment for derivative gains included in net income, net of income taxes of ($21)	–	–	–	(196)	–	(196)
Total comprehensive income	–	–	–	–	–	139,677
Cash dividends paid – $.945 per share	–	–	(61,526)	–	–	(61,526)
Common stock issued under employment benefit plans and to the Board of Directors (364,307 shares issued)	–	5,254	–	–	10,602	15,856
Nonemployee stock option expense	–	119	–	–	–	119
Acquisition of treasury stock (57,408 shares acquired)	–	–	–	–	(3,496)	(3,496)
Balance, December 31	39,264	78,190	817,017	10,078	(262,019)	682,530
2002						
Comprehensive income:						
Net income	–	–	133,157	–	–	133,157
Other comprehensive income, net of tax						
Unrealized gains on securities, net of income taxes of $1,935	–	–	–	3,439	–	3,439
Reclassification adjustment for security gains included in net income, net of income taxes of ($722)	–	–	–	(1,283)	–	(1,283)
Net unrealized gains on securities	–	–	–	2,156	–	–
Reclassification adjustment for derivative gains included in net income, net of income taxes of ($95)	–	–	–	(207)	–	(207)
Foreign currency translation adjustments				590		590
Minimum pension liability adjustment, net of income taxes of ($7,444)				(13,826)		(13,826)
Total comprehensive income	–	–	–	–	–	121,870
Cash dividends paid – $1.005 per share	–	–	(65,971)	–	–	(65,971)
Stock dividend – 100% (32,836,677 shares issued, 6,427,496 treasury shares)	39,264	(39,264)	–	–	–	–
Common stock issued under employment benefit plans and to the Board of Directors (332,561 shares issued)	–	5,213	–	–	7,393	12,606
Nonemployee stock option expense	–	119	–	–	–	119
Common stock issued for purchase of subsidiary (141,489 shares issued)	–	4,857	–	–	3,979	8,836
Acquisition of treasury stock (383,199 shares acquired)	–	–	–	–	(18,721)	(18,721)
Balance, December 31	$78,528	$49,115	$884,203	$ (1,209)	$(269,368)	$741,269

See notes to consolidated financial statements.

Consolidated statements of cash flows

Wilmington Trust Annual Report 2002

For the year ended December 31 *(in thousands)*	2002	2001	2000
Operating Activities			
Net income	$ 133,157	$ 125,170	$ 120,939
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	22,013	19,850	21,900
Provision for depreciation	21,030	18,496	17,615
Amortization of goodwill and other intangible assets	2,412	9,846	9,059
Minority interest in net income	5	–	–
Compensation expense – nonemployee stock options	119	119	119
Amortization of investment securities available-for-sale discounts and premiums	15,401	11,267	6,624
Amortization/(accretion) of investment securities held-to-maturity discounts and premiums	5	6	(12)
Deferred income taxes	5,777	(2,932)	(2,346)
Originations of residential mortgages available for sale	(129,586)	(87,920)	(109,487)
Gross proceeds from sales of loans	131,732	88,852	111,346
Gains on sales of loans	(2,146)	(932)	(1,859)
Securities (gains)/losses	(2,005)	(1,522)	416
(Increase)/decrease in other assets	(35,721)	8,318	(63,709)
Increase/(decrease) in other liabilities	12,034	(6,884)	36,812
Net cash provided by operating activities	174,227	181,734	147,417
Investing Activities			
Proceeds from sales of investment securities available for sale	114,658	54,661	495,749
Proceeds from maturities of investment securities available for sale	661,297	463,517	241,092
Proceeds from maturities of investment securities held to maturity	11,766	4,280	10,656
Purchases of investment securities available for sale	(865,039)	(331,207)	(450,231)
Purchases of investment securities held to maturity	(100)	–	(150)
Investments in affiliates	(16,874)	(44,553)	(33,017)
Cash paid for purchase of subsidiary	(6,356)	–	–
Purchases of loans	(3,314)	(12,020)	(10,262)
Net increase in loans	(551,471)	(303,335)	(380,154)
Purchases of premises and equipment	(40,843)	(49,639)	(27,172)
Dispositions of premises and equipment	4,871	21,829	10,807
Net cash used for investing activities	(691,405)	(196,467)	(142,682)
Financing Activities			
Net increase/(decrease) in demand, savings and interest-bearing demand deposits	347,664	305,747	(66,930)
Net increase/(decrease) in certificates of deposit	398,644	(978)	(16,538)
Net (decrease)/increase in federal funds purchased and securities sold under agreements to repurchase	(169,433)	(271,184)	128,587
Net (decrease)/increase in U.S. Treasury demand	(52,982)	64,114	(64,243)
Maturity of long-term debt	–	(7,500)	–
Net increase/(decrease) in line of credit	500	16,500	(8,000)
Cash dividends	(65,971)	(61,526)	(57,164)
Proceeds from common stock issued under employment benefit plans	11,187	14,165	7,578
Payments for common stock acquired through buybacks	(18,721)	(3,496)	(8,936)
Net cash provided by/(used for) financing activities	450,888	55,842	(85,646)
Effect of foreign currency translation on cash	69	–	–
(Decrease)/increase in cash and cash equivalents	(66,221)	41,109	(80,911)
Cash and cash equivalents at beginning of year	315,103	273,994	354,905
Cash and cash equivalents at end of year	$ 248,882	$ 315,103	$ 273,994
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 121,173	$ 227,100	$ 279,672
Taxes	74,816	62,822	68,043
Loans transferred during the year:			
To other real estate owned	$ 3,189	$ 966	$ 1,935
From other real estate owned	469	1,285	1,794
In conjunction with the acquisitions of Balentine, SPV Management, and Rodney Square Investors, liabilities were assumed as follows:			
Fair value of assets acquired	$ 44,783	$ –	$ –
Common stock issued	(8,836)	–	–
Cash paid	(19,102)	–	–
Liabilities assumed	$ 16,485	$ –	$ –

See notes to consolidated financial statements.

Notes to consolidated financial statements

Note 1: Summary of significant accounting policies

BUSINESS

Wilmington Trust Corporation (the corporation) is a bank and thrift holding company organized under the General Corporation Law of Delaware. In December 2000, the corporation became a financial holding company under the Bank Holding Company Act. It holds all of the outstanding capital stock of Wilmington Trust Company (WTC), a Delaware-chartered bank and trust company engaged in commercial and trust banking activities since 1903. WTC is the largest full-service bank in Delaware, with 45 branch offices and 12 principal operating subsidiaries through which it engages in various lines of business.

The corporation also owns two other depository institutions, Wilmington Trust of Pennsylvania (WTPA), a Pennsylvania-chartered bank and trust company, and Wilmington Trust FSB (WTFSB), a Federally-chartered savings bank, a registered investment advisor, Rodney Square Management Corporation (RSMC), and two investment holding companies, WT Investments, Inc. (WTI) and Wilmington Trust (UK) Limited (WTUK).

Through its subsidiaries, the corporation engages in fiduciary, wealth management, investment advisory, insurance, and broker-dealer services, residential, commercial, and construction lending, and deposit-taking.

Wilmington Trust and its affiliates have offices in California, Delaware, Florida, Georgia, Maryland, Nevada, New Jersey, New York, Pennsylvania, Tennessee, the Cayman Islands, London, and the Channel Islands. In addition, the company is authorized to conduct business in Ireland, Italy, Luxembourg, and The Netherlands. The corporation and its subsidiaries are subject to competition from other financial institutions. They are also subject to the regulations of certain federal and state regulatory agencies and undergo periodic examination by those authorities.

AFFILIATE ASSET MANAGERS

On January 2, 1998, WTI consummated a transaction with Cramer Rosenthal McGlynn, LLC, an investment advisory firm specializing in equity investments in small- to middle-capitalization stocks, with offices in New York City and White Plains, New York. As a result of this transaction, WTI acquired a 24% equity interest in the firm, with the ability to acquire additional ownership in the future. WTI increased its equity interest in the firm to 34% in 1999, 56.53% in 2000, and 63.47% in 2002. Under the acquisition agreement, principal members and certain key employees of the LLC have been granted options to purchase interests in the LLC. If all of these options were exercised at December 31, 2002, WTI's equity interest would be reduced to 50.67%. Additionally, these same principal members and key employees, subject to certain restrictions, can put their interests in the LLC to WTI, which would increase WTI's equity interest. Conversely, WTI, subject to certain restrictions, can call interests held by principal members and key employees, which would increase WTI's equity interest. In the event of a change in control of the corporation, the principal members and key employees can call the interests held by WTI and retain ownership. The investment is accounted for under the equity method of accounting and is recorded in the "Goodwill" and "Other intangible assets" and the "Other assets" lines of the corporation's Consolidated Statements of Condition. The financial results of Cramer Rosenthal McGlynn are not consolidated with those of the corporation, in part because of the control the other owners of that entity retain over numerous important governance matters.

On July 31, 1998, WTI consummated a transaction with Roxbury Capital Management, LLC, an asset management firm headquartered in Santa Monica, California, performing investment management services relating to large-capitalization stocks for institutional and individual clients. As a result of this transaction, WTI acquired 100% of the preferred interests, which entitle it to a preferred profits interest equal to 30% of revenues in the firm. In 2000, WTI acquired 10.96% of the common interests and increased its ownership of the common interests to 40.25% in 2001 and 40.91% in 2002. Under the acquisition agreement, principal members and certain key employees have been granted options to purchase common interests in the LLC owned by WTI. If all these options were exercised at December 31, 2002, WTI's common interests would be reduced to 33.6%. Additionally, these same principal members and key employees can put their common interests in the LLC to WTI, which would increase WTI's ownership. Conversely, WTI, subject to certain restrictions, can call common interests held by principal members and key employees, which would increase WTI's ownership. The investment is accounted for under the equity method of accounting and is recorded in the "Goodwill," "Other intangible assets," and "Other assets" lines of the corporation's Consolidated Statements of Condition.

The excess of the carrying value over the underlying equity resulting from these transactions was $222 million and $208 million at December 31, 2002 and 2001, respectively.

ACQUISITIONS

On January 2, 2002, WTI completed its acquisition of a 100% equity interest and an 80% profits interest in Balentine Delaware Holding Company, LLC (Balentine). Balentine, an investment advisory firm headquartered in Atlanta, Georgia, with offices in Nashville, Tennessee, oversees management for nearly $1.4 billion in assets for high net worth families, foundations, and endowments. Through this affiliation, the corporation has gained access to the Atlanta region, which is one of the fastest growing metropolitan areas in the United States. The corporation issued 141,489 shares of its common stock to shareholders of Balentine at the closing of this transaction, and will issue additional shares representing the balance of the purchase price in five installments from 2004 to 2007. The transaction was accounted for under the purchase method of accounting and Balentine's 2002 full-year operating results have been consolidated in the corporation's 2002 financial statements.

In April 2002, WTUK completed its acquisition of SPV Management Limited (SPV), a London-based provider of entity management and nexus services for special purpose companies. In addition to London, the firm is authorized to do business in Milan, Italy, Dublin, Ireland, the Cayman Islands, and the Channel Islands, and also provides services to special purpose entities incorporated in Luxembourg and The Netherlands. This affiliation advances the corporation's position as a leading global provider of administrative, fiduciary, and other corporate management services. SPV's 2002 results since the acquisition have been included in the corporation's 2002 consolidated financial statements.

In February 2002, WTI completed its acquisition of a 25% equity interest in Camden Partners Holdings, LLC, a Baltimore-based private equity firm. This affiliation gives the corporation access to Camden's "fund of funds" private equity advisory service, which organizes venture capital and corporate finance funds.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include, after elimination of material intercompany balances and transactions, the accounts of the corporation, WTC, WTPA, WTFSB, RSMC, WTI, WTUK, and WTC's subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates on an ongoing basis, including those estimates related to the reserve for loan losses, stock-based employee compensation, consolidation of certain SPEs, affiliate fee income, impairment of goodwill, recognition of corporate trust fees, loan origination fees, and mortgage servicing assets. Certain prior year amounts have been reclassified to conform to current year presentation. All common stock and per share amounts have been adjusted to reflect the 100% stock dividend paid on June 17, 2002.

ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, the Statement retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale.

This Statement supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, this Statement retains the requirement of Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. This Statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary.

The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The provisions of this Statement generally are to be applied prospectively. The adoption of this Statement did not have an impact on the corporation's consolidated earnings, financial condition, or equity.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," along with rescinding SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and amending SFAS No. 13, "Accounting for Leases." SFAS No. 145 (a) eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, (b) eliminates the extraordinary item treatment of reporting gains and losses from extinguishments of debt, and (c) makes certain other technical corrections. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 apply in fiscal years beginning after May 15, 2002. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The adoption of this Statement did not have an impact on the corporation's consolidated earnings, financial condition, or equity.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management is unable to determine the impact of this Statement due to its prospective nature.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions," which amends SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and FASB Interpretation No. 9. Except for transactions between two or more mutual institutions, this Statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Accordingly, the requirement in paragraph 5 of SFAS No. 72 to recognize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions of businesses within the scope of this Statement. In addition, this Statement amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test, impairment loss recognition, and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

With some exceptions, the requirements of SFAS No. 147 are effective October 1, 2002. The Corporation does not expect the adoption of this Statement to have an impact on its consolidated earnings, financial condition, or equity.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The requirements for SFAS No. 148 are effective for financial statements for fiscal years ended and interim periods beginning after December 15, 2002. The corporation uses the "intrinsic value" approach to accounting for stock-based compensation as permitted under APB Opinion No. 25. The corporation has adopted the disclosure provisions of SFAS No. 148. The disclosure provisions had no impact on the corporation's consolidated earnings, financial condition, or equity (see "Stock-based compensation plans" at end of Note 1).

On January 17, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements." This Interpretation addresses the consolidation by business enterprises of variable interest entities to which the normal conditions for consolidation do not apply due to the entities' lack of a voting interest or lack of control through ownership of a voting interest. The Interpretation requires that an enterprise review its degree of involvement in a variable interest entity to determine if it is the primary beneficiary. The primary beneficiary is required to consolidate the variable interest entity into its consolidated financial statements.

Certain disclosures about the variable interest entity and the enterprise's involvement are required by both the primary beneficiary and by any enterprise that has a significant interest in a variable interest entity. Enterprises with variable interests in variable interest entities created after January 31, 2003, must apply the provisions of the Interpretation to those entities immediately. Enterprises with a variable interest in a variable interest entity created before February 1, 2003 must apply the provisions of the Interpretation to those entities no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this Interpretation becomes effective, the enterprise must make similar disclosures in all financial statements issued after January 31, 2003, regardless of the date on which the variable interest entity was created. The corporation does not expect this Interpretation to have an impact on its consolidated earnings, financial condition, or equity.

Accounting Policies

CASH The corporation has defined cash and cash equivalents as those amounts included in the balance sheet captions "Cash and due from banks" and "Federal funds sold and securities purchased under agreements to resell."

INVESTMENT SECURITIES Debt securities that the corporation has the intent and ability to hold until maturity are classified as "held to maturity" and are carried at historical cost, adjusted for any amortization of premium or accretion of discount. Marketable equity securities and debt securities that are not classified as held to maturity are classified as "available for sale" and are carried at fair value, with the unrealized gains and losses, net of tax, reported as a part of "Other comprehensive income" within stockholders' equity.

Realized gains and losses and declines in value judged to be other than temporary are included in earnings. The specific identification method is utilized in determining the cost of a security that has been sold. Premiums and discounts are amortized and accreted, respectively, as an adjustment of the securities' yield using the interest method, adjusted for the effects of prepayments on the underlying assets.

LOANS Loans are generally stated at their outstanding unpaid principal balance net of any deferred fees or costs on originated loans, and net of any unamortized premiums or discounts on purchased loans. Interest income is accrued and recognized as income based upon the principal amount outstanding. Loan origination and commitment fees net of certain direct origination costs are being deferred, and the net amounts are being amortized over the contractual life of the loans as adjustments to the yield utilizing the interest method. The accrual of interest income is discontinued when a reasonable doubt exists as to the collectibility of interest or principal. A loan is determined to be impaired when it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. Loans, including those determined impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," are generally placed on nonaccrual status after they have become 90 days past due. For installment and revolving consumer loans, the accrual of interest income continues until the loan is charged off, which is generally 120 days past due for installment loans and 180 days past due for revolving consumer loans. A nonaccrual loan is not necessarily deemed to be uncollectible.

RESERVE FOR LOAN LOSSES The reserve for loan losses has been established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the reserve on a quarterly basis. Recoveries, if any, are credited to the reserve.

It is the policy of the corporation to maintain a reserve for loan losses which is management's best estimate of known and inherent estimated losses based on subjective judgments regarding the collectibility of loans within the portfolio. The reserve for loan losses is evaluated on a quarterly basis by personnel independent of the various lending functions. In evaluating the reserve, specific consideration is given to current micro- and macro-economic factors, historical net loss experience, current delinquency trends, and movement within the internally reported loan quality classifications, among other matters. The methodology employed to determine the necessary level of reserve to maintain has been applied on a basis consistent with prior periods.

Reserve allocations for the commercial portfolios are maintained at various levels. Impairment reserve allocations typically are established for nonperforming commercial credits as identified for evaluation in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and are based on the present value of anticipated cash flows discounted at the loan's effective interest rate at the date the loan is determined to be impaired or the fair value of the collateral for collateral-dependent loans. For collateral-dependent loans, management obtains appraisals for all significant properties. Specific allocations represent subjective estimates of probable losses and consider estimated collateral shortfalls. All commercial credits and letters of credit not subject to specific impairment allocations are assigned a general reserve based on their internal risk-rating classification. An eight-point risk-rating classification system is maintained.

The definitions and reserve allocation percentages for all adverse classifications are consistent with current regulatory guidelines.

Reserve allocations for the retail portfolios are determined statistically. Specific allocations are established for identified problem credits, which typically represent loans nearing the policy guidelines for chargeoff recognition. General allocations are established for the remaining retail portfolios by applying a ratio to the outstanding balances which considers the net loss experience recognized over a historical period for the respective product. Adjustments are made as information becomes known that adversely affects the perceived quality of an individual retail portfolio.

A portion of the reserve is not specifically allocated to the commercial or retail portfolios and represents probable or inherent losses caused by certain business conditions not accounted for otherwise. Typically, business conditions, including current economic and market conditions, portfolio complexity, payment performance, loan portfolio risk rating migration, the level of "serious doubt" loans, litigation impact, and bankruptcy trends are the core of an unallocated reserve position.

The determination of the reserve is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change.

PREMISES AND EQUIPMENT Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed on the straight-line basis over the estimated useful life of the asset. Improvements are capitalized and depreciated over their useful lives. Gains or losses on dispositions of property and equipment are included in income as realized.

GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill represents the unamortized balance of the excess of the purchase price over the proportionate underlying fair value of net equity at the time of the corporation's investments in its affiliate asset managers and other acquisitions. In addition to periodic testing, a substantial and permanent loss of either customer accounts and/or assets under management would trigger testing for impairment using a discounted cash flow approach.

INCOME TAXES The corporation accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. These temporary differences are measured at prevailing enacted tax rates that will be in effect when the differences are settled or realized.

The corporation and its subsidiaries, except for Brandywine Life Insurance Company, Rodney Square Investors, L.P., Wilmington Trust (Cayman), Ltd., Wilmington Trust (Channel Islands), Ltd., and WTUK and its subsidiaries, file a consolidated federal income tax return. Brandywine Life Insurance Company, Rodney Square Investors, L.P., Wilmington Trust (Cayman), Ltd., Wilmington Trust (Channel Islands), Ltd., and WTUK and its subsidiaries file separate returns. Wilmington Trust (Cayman), Ltd., Wilmington Trust (Channel Islands), Ltd., and WTUK and its subsidiaries are foreign companies and are not subject to United States federal income taxes.

The corporation records low-income housing and rehabilitation investment tax credits using the equity and the effective yield methods, respectively, in accordance with Emerging Issues Task Force Abstract No. 94-1.

TRUST AND ASSET MANAGEMENT FEES Trust income is recognized on an accrual basis, except for certain amounts that are recorded when billed. Recording income when billed does not have a material effect on net income.

PER-SHARE DATA Basic net income per share is based on the weighted average number of shares outstanding during each year. Diluted net income per share is similar to basic net income per share, but includes the dilutive effect of shares issuable under stock option plans.

COMPREHENSIVE INCOME SFAS No. 130, "Reporting Comprehensive Income," establishes rules for the reporting and display of comprehensive income and its components. This Statement requires, among other things, unrealized gains or losses on the corporation's available-for-sale securities, additional minimum pension liabilities, derivative gains and losses, and foreign currency translation adjustments to be included in comprehensive income.

DERIVATIVE INTEREST RATE CONTRACTS The corporation recognizes all derivatives on its balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately.

The corporation previously has entered into interest rate swap and interest rate floor contracts in managing interest rate risk to reduce the impact of fluctuations in interest rates of identifiable asset categories, principally floating-rate commercial loans and commercial mortgage loans.

Swaps are contracts to exchange, at specified intervals, the difference between fixed- and floating-rate interest amounts computed on contractual notional principal amounts.

Floors are contracts that generate interest payments to the corporation based on the difference between the floating-rate index and a predetermined strike rate of the specific floor when the index is below the strike rate. When the index is equal to or above the strike rate, no payments are made or received by the corporation.

Changes in the fair value of the floors attributed to the change in "time value" are excluded in assessing the hedge's effectiveness and are recorded to "Other noninterest income" in the Consolidated Statements of Income. Changes in the fair value that are determined to be ineffective are also recorded to "Other noninterest income" in the Consolidated Statements of Income. The effective portion of the change in fair value is recorded in "Other comprehensive income" in the Consolidated Statements of Condition.

The corporation does not hold or issue derivative financial instruments for trading purposes.

Other noninterest income for the period ended December 31, 2001, includes net gains of $596,048 resulting from the change in fair value of floors that was excluded in assessing hedge effectiveness. Net gains or losses resulting from the cash flow hedges' ineffectiveness were immaterial. The amounts recorded to "Other comprehensive income" are subsequently reclassified to "Interest and fees on loans" in the Consolidated Statements of Income as a yield adjustment in the same period in which the hedged forecasted transaction affects earnings.

On April 17, 2001, the corporation sold all of its floors at a gain of $32,682. For the twelve months ended December 31, 2002, and 2001, $302,601 and $217,143, respectively, of gains in "Accumulated other comprehensive income" were reclassified to earnings. During the 12 months ending December 31, 2003, $308,400 of gains in "Accumulated other comprehensive income" are expected to be reclassified to earnings.

OTHER REAL ESTATE OWNED

Other real estate owned (OREO), which is reported as a component of "Other assets" in the Consolidated Statements of Condition, consists of assets that have been acquired through foreclosure or acceptance of a deed in lieu of foreclosure and loans for which the corporation has taken possession of the collateral. These assets are recorded on the books of the corporation at the lower of their cost or estimated fair value less cost to sell, adjusted periodically based upon current appraisals.

STOCK-BASED COMPENSATION PLANS

At December 31, 2002, the corporation had three types of stock-based compensation plans, which are described in Note 15. The corporation applies APB No. 25 and related Interpretations in accounting for these plans. No stock-based compensation cost has been recognized in the accompanying consolidated financial statements for those plans. If compensation cost for the corporation's three types of stock-based compensation plans had been determined based on the fair value at the grant dates for awards under those plans consistent with the methods outlined in SFAS No. 123, "Accounting for Stock-Based Compensation," the corporation's net income would have been as follows:

(in thousands, except per share amounts)	2002	2001	2000
Net income:			
As reported	$133,157	$125,170	$120,939
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,436)	(4,703)	(3,161)
Pro forma net income	$128,721	$120,467	$117,778
Basic earnings per share:			
As reported	$ 2.03	$ 1.92	$ 1.87
Pro forma	1.96	1.85	1.82
Diluted earnings per share:			
As reported	$ 2.01	$ 1.90	$ 1.85
Pro forma	1.94	1.83	1.80

Note 2: Restrictions on cash and due from banks

The Federal Reserve Board requires banks to maintain cash reserves against certain categories of average deposit liabilities. Such reserves averaged $10.8 million and $12.0 million during 2002 and 2001, respectively.

Note 3: Investment securities

The amortized cost and estimated market value of securities are as follows:

(in thousands)	Amortized Cost Debt	Amortized Cost Equity	Gross unrealized gains	Gross unrealized losses	Estimated market value Debt	Estimated market value Equity
Balance, December 31, 2002						
Investment securities available for sale:						
U.S. Treasury and government agencies	$ 476,166	$ –	$13,359	$ –	$ 489,525	$ –
Obligations of state and political subdivisions	12,293	–	746	–	13,039	–
Other securities:						
Preferred stock	–	113,740	–	(1,944)	–	111,796
Mortgage-backed securities	496,188	–	11,312	–	507,500	–
Other debt securities	194,168	–	1,270	(7,335)	188,103	–
Other marketable equity securities	–	33,398	570	(32)	–	33,936
Total	$1,178,815	$147,138	$27,257	$(9,311)	$1,198,167	$145,732
Investment securities held to maturity:						
Obligations of state and political subdivisions	$ 3,592	$ –	$ 338	$ –	$ 3,930	$ –
Mortgage-backed securities	295	–	6	–	301	–
Other debt securities	900	–	–	–	900	–
Total	$ 4,787	$ –	$ 344	$ –	$ 5,131	$ –
Balance, December 31, 2001						
Investment securities available for sale:						
U.S. Treasury and government agencies	$ 564,075	$ –	$11,877	$ (9)	$ 575,944	$ –
Obligations of state and political subdivisions	12,385	–	585	–	12,970	–
Other securities:						
Preferred stock	–	87,654	–	(3,263)	–	84,391
Mortgage-backed securities	440,659	–	9,043	(3)	449,698	–
Other debt securities	100,950	–	1,149	(4,968)	97,131	–
Other marketable equity securities	–	44,547	167	–	–	44,714
Total	$1,118,069	$132,201	$22,821	$(8,243)	$1,135,743	$129,105
Investment securities held to maturity:						
U.S. Treasury and government agencies	$ 10,000	$ –	$ 359	$ –	$ 10,359	$ –
Obligations of state and political subdivisions	4,921	–	271	–	5,192	–
Mortgage-backed securities	1,531	–	4	–	1,535	–
Total	$ 16,452	$ –	$ 634	$ –	$ 17,086	$ –

The amortized cost and estimated market value of debt securities at December 31, 2002, by contractual maturity are shown below (in thousands). Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations without penalties.

	Debt securities available for sale Amortized cost	Debt securities available for sale Market value	Debt securities held to maturity Amortized cost	Debt securities held to maturity Market value
Due in one year or less	$ 199,986	$ 200,336	$ –	$ –
Due after one year through five years	297,144	309,821	1,813	1,912
Due after five years through ten years	174,926	181,332	1,779	2,018
Due after ten years	506,759	506,678	1,195	1,201
Total	$1,178,815	$1,198,167	$4,787	$5,131

Proceeds from the sales of investment securities available for sale during 2002, 2001, and 2000 were $114.7 million, $54.7 million, and $495.7 million, respectively. Gross gains of $2.132 million, $1.5 million, and $3.3 million in 2002, 2001, and 2000, respectively, were realized on those sales, with offsetting losses of $4.1 million in 2000. There were no offsetting losses in 2002 or 2001. Gross gains of $7,000, $20,000, and $323,000 in 2002, 2001, and 2000, respectively, were realized on called securities, with offsetting losses of $134,000 in 2002. There were no offsetting losses in 2001 or 2000. Securities with an aggregate book value of $695.7 million at December 31, 2002, were pledged to secure deposits and other commitments.

The corporation's preferred stock portfolio consists of cumulative and noncumulative preferred stocks.

At December 31, 2002, the corporation's mortgage-backed securities portfolio had an approximate average life of 4.40 years. The portfolio's aggregate average yield-to-maturity was 5.20%.

Note 4: Concentrations of loans

The corporation's lending activity primarily is focused within Delaware, Florida, Maryland, and Pennsylvania. The corporation makes no foreign loans. At December 31, 2002, approximately 8% of the corporation's total loan portfolio consisted of real estate construction loans, while approximately 39% represented commercial loans, 16% represented commercial mortgage loans, which were secured by income-producing properties, and approximately 11% and 26%, respectively, represented residential mortgage loans and installment loans to individuals. These ratios are consistent with the corresponding ratios reported at December 31, 2001.

In addition to these loans outstanding, at December 31, 2002, and 2001, unfunded commitments to lend in the real estate sector were approximately $856.7 million and $785.6 million, respectively. The corporation generally requires collateral on all real estate exposure and a loan-to-value ratio of no greater than 80% when underwritten.

Note 5: Reserve for loan losses

The following is an analysis of the reserve for loan losses:

(in thousands)	2002	2001	2000
Balance, January 1	$ 80,784	$ 76,739	$ 76,925
Charge-offs	(22,433)	(19,335)	(26,383)
Recoveries	4,793	3,530	4,297
Net charge-offs	(17,640)	(15,805)	(22,086)
Provision charged to operations	22,013	19,850	21,900
Balance, December 31	$ 85,157	$ 80,784	$ 76,739

Information with respect to loans that are considered to be impaired under SFAS No. 114 for the year ended December 31 is as follows:

(in thousands)	2002	2001	2000
Average recorded investment in impaired loans	$37,869	$34,178	$42,290
Recorded investment in impaired loans at year-end subject to a reserve for loan losses (2002 reserve – $11,668; 2001 reserve – $6,297; 2000 reserve – $10,066)	$37,133	$34,535	$36,213
Recorded investment in impaired loans at year-end requiring no reserve for loan losses	1,203	316	303
Recorded investment in impaired loans at year-end	$38,336	$34,851	$36,516
Recorded investment in impaired loans at year-end classified as nonaccruing	$37,364	$32,601	$36,484
Interest income recognized	$ 2,737	$ 1,961	$ 4,646
Interest income recognized above using the cash basis method of income recognition	2,730	1,842	4,618

The following is an analysis of interest on nonaccruing loans:

(in thousands)	2002	2001	2000
Nonaccruing loans at December 31	$42,352	$38,016	$40,161
Interest income which would have been recognized under original terms	$ 2,796	$ 2,707	$ 5,754
Interest received	2,888	2,021	4,743

Note 6: Premises and equipment

A summary of premises and equipment at December 31 is as follows:

(in thousands)	2002	2001
Land	$ 10,136	$ 9,406
Buildings and improvements	137,600	123,326
Furniture and equipment	154,874	144,104
	302,610	276,836
Accumulated depreciation	(147,444)	(136,612)
Premises and equipment, net	$ 155,166	$ 140,224

Buildings and improvements are depreciated on a straight-line basis over an estimated useful life of 39 years.

Furniture and equipment is depreciated on a straight-line basis over an estimated useful life of 3, 5, or 7 years.

Note 7: Goodwill and other intangible assets

A summary of goodwill and other intangible assets at December 31 is as follows:

	2002			2001		
(in thousands)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill (nonamortizing)	$269,958	$29,785	$240,173	$242,636	$29,785	$212,851
Other intangibles						
Amortizing:						
Mortgage servicing rights	$ 5,400	$ 3,032	$ 2,368	$ 4,295	$ 2,203	$ 2,092
Customer lists	15,209	3,022	12,187	4,796	1,840	2,956
Acquisition costs	1,635	1,464	171	1,635	1,137	498
Other intangibles	722	607	115	722	517	205
Nonamortizing						
Pension and SERP intangibles	6,831	–	6,831	1,064	–	1,064
Total other intangibles	$ 29,797	$ 8,125	$ 21,672	$ 12,512	$ 5,697	$ 6,815

Amortization expense of goodwill and other intangible assets for the years ended December 31 is as follows:

(in thousands)	2002	2001
Amortization expense	$2,412	$9,846

The estimated amortization expense of other intangible assets for each of the five succeeding fiscal years is as follows:

Estimated annual amortization expense *(in thousands)*	
For the year ended December 31, 2003	$2,398
For the year ended December 31, 2004	2,099
For the year ended December 31, 2005	1,584
For the year ended December 31, 2006	1,116
For the year ended December 31, 2007	1,044

The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

	2002			2001		
(in thousands)	Banking Business	Fee-Based Business	Total	Banking Business	Fee-Based Business	Total
Balance as of January 1	$3,752	$209,099	$212,851	$4,311	$172,557	$176,868
Goodwill acquired	–	27,754	27,754	–	44,553	44,553
Amortization expense	–	–	–	(559)	(8,011)	(8,570)
Impairment loss	–	(1,151)	(1,151)	–	(1,151)	(1,151)
Increase in carrying value due to foreign currency translation adjustments	–	719	719	–	–	–
Balance as of December 31	$3,752	$236,421	$240,173	$3,752	$209,099	$212,851

The goodwill acquired above includes $4.4 million recorded in connection with the acquisition of Balentine, $2.4 million recorded in connection with the WTI's investment in Camden Partners Holdings, $6.4 million recorded in connection with the acquisition of SPV Management, and $13.8 million recorded in connection with increases in WTI's equity interest in Cramer Rosenthal McGlynn.

During 2002, a loss was recognized for $1.2 million, the corporation's remaining investment in Clemente Capital, Inc. (Clemente), a global investment management adviser. Clemente's financial performance and account retention led to the corporation's writeoff of this investment. The loss was recorded in the "Other noninterest expense" line of the corporation's Consolidated Statements of Income.

Other intangible assets acquired during the year ended December 31, 2002, are as follows:

(in thousands)	Amount Assigned	Residual Value	Weighted average amortization period in years
Mortgage servicing rights	$1,104	–	8
Customer lists	9,984	–	18
Customer list increase in carrying value due to foreign currency translation adjustments	428	–	–
Pension and SERP intangibles	5,767	–	–
Total	$17,283	–	

The following table sets forth the computation of basic and diluted net income per share adjusted for the adoption of SFAS No. 142:

(in thousands, except per share amounts)	2002	2001	2000
Reported net income	$133,157	$125,170	$120,939
Add back: goodwill amortization	–	8,570	7,861
Tax effect	–	(2,977)	(2,716)
Adjusted net income	$133,157	$130,763	$126,084
Net income per share – basic			
Reported net income	$ 2.03	$ 1.92	$ 1.87
Goodwill amortization	–	0.09	0.08
Adjusted net income per share – basic	$ 2.03	$ 2.01	$ 1.95
Net income per share – diluted			
Reported net income	$ 2.01	$ 1.90	$ 1.85
Goodwill amortization	–	0.08	0.08
Adjusted net income per share – diluted	$ 2.01	$ 1.98	$ 1.93

Note 8: Securities purchased under agreements to resell and short-term borrowings

Short-term borrowings include federal funds purchased, securities sold under agreements to repurchase, U.S. Treasury demand notes, and lines of credit.

Federal funds purchased and securities sold under agreements to repurchase generally mature within 365 days from the transaction date. The securities underlying the agreements are U.S. Treasury bills, notes, and bonds that are held at the Federal Reserve as collateral. U.S. Treasury demand notes are generally repaid within seven to 180 days from the transaction date.

The corporation maintains lines of credit with two unaffiliated banks for $50.0 million and $25.0 million, respectively. Each line provides for interest to be paid on outstanding balances at the London Interbank Offered Rate (LIBOR) plus .35% and .30%, respectively. The agreements require the corporation to maintain certain financial ratios pertaining to loan quality, limitations on debt, and risk-based capital. The corporation was in compliance with all required covenants contained in the agreements at December 31, 2002, and 2001. The outstanding balances at December 31, 2002, and 2001, on one line of credit were $17.0 and $33.5 million, respectively. The outstanding balance at December 31, 2002, on the other line of credit was $17.0 million.

A summary of securities purchased under agreements to resell at December 31 is as follows:

(in thousands)	2002	2001
Maximum amount outstanding at any month-end	$108,413	$128,981
Daily average amount outstanding during the period	7,370	8,661
Weighted average interest rate for average amounts outstanding during the period	2.51%	3.36%

A summary of securities sold under agreements to repurchase at December 31 is as follows:

(in thousands)	2002	2001
Maximum amount outstanding at any month-end	$287,168	$290,576
Daily average amount outstanding during the period	232,004	235,600
Weighted average interest rate for average amounts outstanding during the period	1.03%	3.06%

Note 9: Long-term debt

WTC has obtained advances from the Federal Home Loan Bank of Pittsburgh to finance its operations facility, the Wilmington Trust Plaza. Monthly interest payments are due on the first of each month at a fixed interest rate, with the principal due on the maturity date. Any payment of the principal prior to the originally scheduled maturity date is subject to a prepayment fee. On October 9, 2001, a $7.5 million advance with a 6.20% fixed interest rate and an original term of five years matured. Information with respect to the advances is as follows:

Principal amount *(in thousands)*	Term (years)	Fixed interest rate	Maturity date
$28,000	15	6.55%	October 4, 2010
7,500	10	6.41	November 6, 2006

On May 4, 1998, the corporation issued $125.0 million in unsecured subordinated notes due May 1, 2008. Semiannual interest payments are due on May 1 and November 1 of each year at a fixed interest rate of 6.625%. The notes are not redeemable prior to maturity and will not be subject to any sinking fund.

Under a shelf registration statement filed on March 31, 1998, with the Securities and Exchange Commission, the corporation has registered but not issued debt securities, which may be either senior or subordinated, of $100 million at December 31, 2002. The interest rate will be set at the time of issue.

Note 10: Contingent liabilities

The corporation and its subsidiaries, in the ordinary course of business, are involved in various legal proceedings. While it is not feasible to predict the outcome of all pending suits and claims, management does not believe the ultimate resolution of any of these matters will have a material adverse effect on the corporation's consolidated financial condition.

Note 11: Fair value of financial instruments

The following discloses the fair value of financial instruments held by the corporation as of December 31, 2002, and 2001, whether or not recognized in the Consolidated Statements of Condition. In cases in which quoted market prices were not available, fair values were based upon estimates using present value or other valuation techniques. These techniques were significantly affected by the assumptions used, including the discount rate and estimates of cash flows. Consequently, these fair values cannot be substantiated by comparisons with independent markets and, in many cases, may not be realized upon the immediate sale of the instrument. Since generally accepted accounting principles do not require that certain financial instruments and all nonfinancial instruments be included in this presentation, the aggregated fair value amounts do not represent the underlying value of the corporation.

CASH AND SHORT-TERM INVESTMENTS The carrying amounts reported for "Cash and due from banks," "Interest-bearing time deposits in other banks," and "Federal funds sold and securities purchased under agreements to resell" approximate the fair value of those assets.

INVESTMENT SECURITIES The fair values of investment securities are based upon quoted market prices when available. If quoted market prices are not available, fair values are based upon quoted market prices of comparable instruments.

LOANS The fair values of fixed- and variable-rate loans that reprice within one year with no significant credit risk are based upon their carrying amounts. The fair values of all other loans are estimated using discounted cash flow analysis, which utilizes interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

ACCRUED INTEREST RECEIVABLE The carrying amount of accrued interest receivable approximates its fair value.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS The fair value of outstanding letters of credit and loan commitments approximate the fees charged for providing such services.

DEPOSITS AND SHORT-TERM BORROWINGS The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. The carrying amounts for variable-rate deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow analysis that utilizes interest rates currently being offered on such certificates. The carrying amounts of federal funds purchased and securities sold under agreements to repurchase and other short-term borrowings approximate their fair values.

LONG-TERM DEBT The fair value of long-term debt is based on the borrowing rate currently available to WTC for debt with similar terms and remaining maturities.

ACCRUED INTEREST PAYABLE The carrying amount of accrued interest payable approximates its fair value.

DERIVATIVE INTEREST RATE CONTRACTS The fair values of swaps and floors are based upon pricing models using current assumptions.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was adopted on January 1, 2001, and requires the corporation to recognize all derivatives on its balance sheet at their fair value. Interest rate swap and floor contracts are recorded in the "Other assets" and the "Other liabilities" lines of the corporation's Consolidated Statements of Condition. Prior to the adoption of SFAS No. 133, interest rate swap and floor contracts were classified as off-balance sheet financial instruments.

Some of the corporation's commercial loan customers minimize their interest rate risk by entering into swaps with the corporation, in which they exchange the floating interest rate on a particular loan for a fixed interest rate. The corporation in turn offsets this interest rate risk by entering into mirror swaps with a third party, in which the third party exchanges the loan customer's fixed-interest rate payments for floating-rate payments. The swaps listed in the following table represent those types of interest rate swaps. At December 31, 2002, the corporation did not have any other interest rate swaps.

The carrying values and estimated fair values of the corporation's financial assets, liabilities, and off-balance sheet financial instruments as of December 31 are as follows:

	2002		2001	
(in thousands)	Carrying value	Fair value	Carrying value	Fair value
Financial assets:				
Cash and due from banks	$ 248,850	$ 248,850	$ 210,104	$ 210,104
Short-term investments	32	32	104,999	104,999
Investment securities	1,348,686	1,349,030	1,281,300	1,281,934
Loans, net of reserves	5,939,947	6,088,286	5,407,175	5,551,734
Interest rate swap contracts	7,800	7,800	1,339	1,339
Accrued interest receivable	38,593	38,593	40,558	40,558
Financial liabilities:				
Deposits	6,337,093	6,349,628	5,590,785	5,571,138
Short-term borrowings	734,717	734,717	956,632	956,632
Interest rate swap contracts	7,800	7,800	1,339	1,339
Accrued interest payable	29,708	29,708	34,540	34,540
Long-term debt	160,500	158,664	160,500	158,579

	2002		2001	
(in thousands)	Contractual amount	Fair value	Contractual amount	Fair value
Off-balance sheet financial instruments:				
Unfunded commitments to extend credit	$2,812,145	$11,002	$2,658,374	$10,240
Standby and commercial letters of credit	247,890	3,718	246,484	3,697

Note 12: Off-balance sheet financial agreements

In the normal course of business, the corporation engages in off-balance sheet financial agreements in order to meet the needs of its customers. A summary of off-balance sheet financial agreements at December 31 is shown in the table above for Note 11, "Fair Value of Financial Instruments."

The corporation's exposure to credit risk is represented by the contractual amount of both the commitments to extend credit and letters of credit, while the notional amount of the swaps and floors far exceeds any credit risk exposure.

Commitments to extend credit are agreements to lend to a customer. Generally, they have fixed expiration dates or termination clauses and may require payment of a fee. Many commitments expire without ever having been drawn upon. Letters of credit are conditional commitments issued by the corporation to guarantee the performance of a customer to a third party. Maturities normally are for terms shorter than five years. Many letters of credit expire unfunded. The credit risk for both of these instruments is essentially the same as that involved in extending loans. The corporation evaluates each customer's creditworthiness on a case-by-case basis. Collateral (e.g., securities, receivables, inventory, equipment, and residential and commercial properties) is obtained depending on management's credit assessment of the customer.

Note 13: Capital requirements

The corporation and each of its banking subsidiaries is subject to various regulatory capital requirements by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the corporation. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the corporation and each of its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of the corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. These capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the corporation to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets, and Tier 1 capital to average assets. Management believes that, as of December 31, 2002, and 2001, the corporation and each of its banking subsidiaries meet all capital adequacy requirements to which it is subject.

As of the most recent notification from the Federal regulators, the corporation and each of its banking subsidiaries were categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes could change the above categorizations.

A summary for the corporation's and its principal banking subsidiary's risk-based capital ratios and the levels to be categorized as adequately- and well-capitalized as of December 31 is as follows:

	Actual		For capital adequacy purposes		To be well-capitalized under prompt corrective action provisions	
(in thousands)	Amount	Ratio	Amount >	Ratio >	Amount >	Ratio >
As of December 31, 2002:						
Total capital (to risk-weighted assets):						
Wilmington Trust Corporation	$678,698	10.15%				
Wilmington Trust Company	614,885	10.10	$487,036	8.00%	$608,794	10.00%
Tier 1 capital (to risk-weighted assets):						
Wilmington Trust Corporation	470,089	7.03				
Wilmington Trust Company	540,152	8.87	243,518	4.00	365,277	6.00
Tier 1 capital (to average assets):						
Wilmington Trust Corporation	470,089	6.08				
Wilmington Trust Company	540,152	7.22	299,253	4.00	374,066	5.00
As of December 31, 2001:						
Total capital (to risk-weighted assets):						
Wilmington Trust Corporation	$653,365	11.16%				
Wilmington Trust Company	587,088	10.81	$434,628	8.00%	$543,285	10.00%
Tier 1 capital (to risk-weighted assets):						
Wilmington Trust Corporation	455,108	7.78				
Wilmington Trust Company	519,109	9.56	217,314	4.00	325,973	6.00
Tier 1 capital (to average assets):						
Wilmington Trust Corporation	455,108	6.49				
Wilmington Trust Company	519,109	7.49	277,398	4.00	346,747	5.00

The primary source of funds for payment of dividends by the corporation historically has been dividends received from WTC. The ability to pay dividends is limited by Delaware law, which permits a corporation to pay dividends only out of its capital surplus.

In April 1996, the corporation, after obtaining approval of its Board of Directors, announced a plan to buy back 8 million shares of its stock. During the years ended December 31, 2002, 2001, and 2000, 551,626 shares, 114,816 shares, and 374,772 shares, respectively, were acquired, completing this program. The total cost was $200.6 million.

In April 2002, the corporation, after obtaining approval of its Board of Directors, announced a new plan to buy back 8 million shares of its stock. During the year ended December 31, 2002, 48,734 shares were acquired under this program at a cost of $1.3 million.

Note 14: Related party transactions

In the ordinary course of banking business, loans are made to officers and directors of the corporation and its affiliates as well as to their associates. In the opinion of management, these loans are consistent with sound banking practices and do not involve more than the normal risk of collectibility. At December 31, 2002, and 2001, loans to executive officers and directors of the corporation and its principal affiliates, including loans to their associates, totaled $67.2 million and $66.5 million, respectively. During 2002, loan additions were $31.0 million, loan repayments were $30.4 million, and other changes were $76,000. Other changes include the loan activity of retired and newly elected executive officers and directors.

The corporation is a guarantor for 63.47% – its ownership interest – of two obligations of its affiliate, Cramer Rosenthal McGlynn. The guaranty is for two lines of credit totaling $8 million, at LIBOR plus 2%, which will expire December 8, 2003.

Note 15: Employment benefit plans

Under its 2002 and 1999 long-term incentive plans, the corporation may grant incentive stock options, nonstatutory stock options, and other stock-based and cash-based awards to officers, other key staff members, and directors for up to 7 million shares of common stock. Under the plans, the exercise price of each option equals the last sale price of the corporation's stock on the date of grant, and an option's maximum term is 10 years. Information with respect to those plans and the corporation's prior stock option plans is as follows:

	2002		2001		2000	
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
Balance, January 1	4,018,984	$25.29	3,772,800	$22.86	3,255,384	$21.50
Options granted	933,796	32.90	970,812	30.88	1,022,740	25.19
Options exercised	(443,778)	19.12	(622,310)	18.89	(341,998)	14.89
Options forfeited	(134,562)	29.69	(102,318)	27.61	(163,326)	27.02
Balance, December 31	4,374,440	27.40	4,018,984	25.29	3,772,800	22.86
Options exercisable, December 31	2,545,240		2,181,372		2,108,716	
Weighted average fair value of option granted during the year		$ 5.86		$ 6.19		$ 4.91

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used:

	2002	2001	2000
Dividend yields	3.02%	2.99%	2.93%
Expected volatility	26.73–27.65	27.05–28.20	22.07–27.08
Risk-free interest rate	2.37–2.78	3.74–3.99	4.76–4.89
Expected option life (years)	3–5	3–5	3–5

A summary of the stock options outstanding at December 31, 2002, is as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	*Options outstanding*	*Weighted average remaining contractual life (years)*	*Weighted average exercise price*	*Options exercisable*	*Weighted average exercise price*
$12.38–26.59	1,631,362	5.0	$21.13	1,049,196	$18.61
26.88–30.88	1,394,118	7.5	29.89	1,055,244	29.66
30.98–33.82	1,348,960	8.6	32.42	440,800	31.35
$12.38–33.82	4,374,440	6.9	$27.40	2,545,240	$25.40

2000 EMPLOYEE STOCK PURCHASE PLAN

Under the corporation's 2000 employee stock purchase plan, substantially all staff members may elect to participate in purchasing the corporation's common stock at the beginning of the plan year through payroll deductions of up to the lesser of 10% of their annual base pay or $21,250, and may terminate participation at any time. The price per share is the lower of 85% of fair market value at time of election to participate or at the end of the plan year, which is May 31. Information with respect to that plan and the corporation's prior employee stock purchase plans is as follows:

	Shares reserved for future subscriptions	Subscriptions outstanding	Price per share
Balance, January 1, 2000	466,086	114,834	
Appropriation-new plan	800,000	–	
Subscriptions entered into on June 1, 2000	(109,624)	109,624	$22.29
Forfeitures	13,030	(13,030)	22.29-24.89
Shares issued	–	(107,572)	21.57
Cancellation-old plan	(473,348)	–	
Balance, December 31, 2000	696,144	103,856	
Subscriptions entered into on June 1, 2001	(99,844)	99,844	$27.26
Forfeitures	4,416	(4,416)	22.29-27.26
Shares issued	–	(101,792)	22.29
Balance, December 31, 2001	600,716	97,492	
Subscriptions entered into on June 1, 2002	(131,864)	131,864	$26.10
Forfeitures	4,169	(4,169)	26.10-27.26
Shares issued	–	(95,584)	26.53
Balance, December 31, 2002	473,021	129,603	

2001 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

Under the corporation's 2001 non-employee director stock option plan, the Compensation Committee of the Board of Directors may grant nonstatutory stock options to non-employee directors for up to 200,000 shares of common stock. Under the plan, the exercise price of each option equals the last sale price of the corporation's stock on the date of grant, and an option's maximum term is ten years. Information with respect to that plan is as follows:

	Shares available for grant	Options outstanding	Price per share
Appropriation	200,000	–	
Options granted	(112,000)	112,000	$31.38
Balance, December 31, 2001	88,000	112,000	
Options granted	(16,000)	16,000	$32.99
Options forfeited	8,000	(8,000)	32.99
Balance, December 31, 2002	80,000	120,000	

PENSION PLAN

The Wilmington Trust Pension Plan is a noncontributory, defined benefit plan for substantially all staff members of the corporation and its subsidiaries, and provides for retirement and death benefits. The corporation has agreed to contribute such amounts as are necessary to provide assets sufficient to meet the benefits to be paid to the plan's members. Annual contributions are designed to fund the plan's current service costs and past service costs plus interest over 10 years.

Costs of the plan are determined actuarially by the projected unit credit method. Plan benefits are based on years of service and a modified career average formula. The plan's assets are invested primarily in the equity and fixed-income portfolios of the Wilmington Funds managed by WTC's affiliates. Participation in these funds by the plan was $78.2 million and $95.9 million at December 31, 2002, and 2001, respectively. The projected benefit obligation and the accumulated benefit obligation exceeded the plan assets by $38.0 million and $22.2 million, respectively, at December 31, 2002, and $16.5 million and $3.9 million, respectively, at December 31, 2001. A minimum liability in the amount of $25.4 million was recorded at December 31, 2002.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

In 1989, the corporation adopted a Supplemental Executive Retirement Plan (the SERP). The plan, covering selected officers, is a nonqualified defined benefit plan. Assumptions used in determining the net periodic pension costs are similar to those used in determining the cost of the corporation's pension plan. The corporation has invested in corporate-owned life insurance contracts to meet its future obligations under this plan. The projected benefit obligation and the accumulated benefit obligation exceeded the plan assets by $16.0 million and $10.7 million, respectively, at December 31, 2002, and $12.1 million and $9.3 million, respectively, at December 31, 2001.

POSTEMPLOYMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

In addition to providing pension benefits, the corporation makes available certain health care and life insurance benefits for substantially all retired staff members. Staff members who retire from the corporation are eligible to receive up to $7,000 each year toward the premium for medical coverage if they are younger than age 65, and up to $4,000 toward the premium if they are age 65 or older. Staff members who retire also are eligible for $7,500 of life insurance coverage. In accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the cost of providing those benefits is being recognized on the accrual basis.

Information with respect to the pension, SERP, and postemployment benefit plans is as follows:

	Pension benefits		SERP benefits		Postemployment benefits	
(in thousands)	2002	2001	2002	2001	2002	2001
Change in benefit obligation:						
Net benefit obligation at beginning of year	$112,376	$ 97,271	$ 12,109	$ 11,187	$ 33,591	$ 26,811
Service cost	4,568	3,570	313	267	683	604
Interest cost	8,381	7,733	1,022	830	2,366	1,979
Plan participants' contributions	–	–	–	–	299	247
Plan amendments	177	–	(53)	–	–	–
Actuarial loss/(gain)	9,611	8,752	3,035	267	12,163	6,956
Gross benefits paid	(5,223)	(4,950)	(467)	(442)	(3,119)	(3,006)
Net benefit obligation at end of year	$129,890	$112,376	$ 15,959	$ 12,109	$ 45,983	$ 33,591
Change in plan assets:						
Fair value of plan assets at beginning of year	$ 95,902	$122,261	$ –	$ –	$ –	$ –
Actual return on plan assets	(8,824)	(21,409)	–	–	–	–
Employer contribution	10,000	–	467	442	2,820	2,759
Plan participants' contributions	–	–	–	–	299	247
Gross benefits paid	(5,223)	(4,950)	(467)	(442)	(3,119)	(3,006)
Fair value of plan assets at end of year	$ 91,855	$ 95,902	$ –	$ –	$ –	$ –
Funded status at end of year	$ (38,035)	$ (16,474)	$(15,959)	$(12,109)	$(45,983)	$(33,591)
Unrecognized net actuarial loss/(gain)	38,773	9,189	5,000	2,178	17,795	5,823
Unrecognized net transition obligation/(asset)	(1,683)	(2,523)	266	339	–	–
Unrecognized prior service cost	4,117	4,747	3,233	3,630	–	–
Net amount recognized at end of year	$ 3,172	$ (5,061)	$ (7,460)	$ (5,962)	$(28,188)	$(27,768)
Amounts recognized in the Consolidated Statements of Condition consist of:						
Accrued benefit cost	$ 3,172	$ (5,061)	$ (7,460)	$ (5,962)	$(28,188)	$(27,768)
Accrued benefit liability	(25,387)	–	(3,245)	(3,309)	–	–
Intangible assets	4,117	–	3,239	3,303	–	–
Net liability recognized	(18,098)	(5,061)	(7,466)	(5,968)	(28,188)	(27,768)
Accumulated other comprehensive income	21,270	–	6	6	–	–
Net amount recognized at end of year	$ 3,172	$ (5,061)	$ (7,460)	$ (5,962)	$(28,188)	$(27,768)

	Pension benefits			SERP benefits		
(in thousands)	2002	2001	2000	2002	2001	2000
Weighted average assumptions used were as follows:						
Discount rate	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
Expected return on plan assets	9.50	9.50	9.50	–	–	–
Rate of compensation increase	4.50	4.50	4.50	4.50	4.50	4.50
Components of net periodic benefit cost:						
Service cost	$ 4,568	$ 3,570	$ 3,423	$ 313	$ 267	$ 298
Interest cost	8,381	7,733	7,196	1,022	830	748
Expected return on plan assets	(11,149)	(10,553)	(9,745)	–	–	–
Amortization of transition obligation/(asset)	(841)	(841)	(841)	73	73	73
Amortization of prior service cost	807	794	794	344	349	269
Recognized actuarial (gain)/loss	–	(781)	(464)	214	37	111
Net periodic benefit cost	$ 1,766	$ (78)	$ 363	$1,966	$1,556	$1,499

	Postemployment benefits		
(in thousands)	2002	2001	2000
Weighted average assumptions used were as follows:			
Discount rate	6.75%	7.25%	7.75%
Components of net periodic benefit cost:			
Service cost	$ 683	$ 604	$ 635
Interest cost	2,366	1,979	2,142
Recognized actuarial (gain)/loss	191	–	–
Net periodic benefit cost	$3,240	$2,583	$2,777

For measurement purposes, the assumed health care cost trend rate for 2003 is 10.00%. This rate is assumed to decrease gradually to 5.00% for 2008 and remain at that level thereafter.

A one-percentage-point change in the assumed health care trend rate would have the following effect:

(in thousands)	1% increase	1% decrease
Effect on total service and interest cost components of net periodic postemployment health care benefit cost	$ 223	$ (182)
Effect on accumulated postretirement benefit obligation for health care benefits	2,225	(1,900)

THRIFT SAVINGS PLAN

The Wilmington Trust Thrift Savings Plan covers all full-time staff members who elect to participate in the plan. Eligible staff members may contribute from 1% to 15% of their annual base pay. The first 6% of each staff member's pay is eligible for matching contributions from the corporation of $.50 on each $1.00. The amounts contributed by the corporation to this plan were $3.0 million, $2.8 million, and $2.5 million in 2002, 2001, and 2000, respectively.

Note 16: Income taxes

A reconciliation of the statutory income tax to the income tax expense included in the Consolidated Statements of Income for each of the three years ended December 31 is as follows:

(in thousands)	2002	2001	2000
Income before taxes and cumulative effect of change in accounting principle less minority interest	$206,159	$190,049	$184,767
Income tax at statutory rate of 35%	$ 72,156	$ 66,517	$ 64,668
Tax effect of tax-exempt and dividend income	(3,327)	(4,323)	(4,748)
State taxes, net of Federal tax benefit	3,899	2,989	3,746
Other	274	826	162
Total income taxes	$ 73,002	$ 66,009	$ 63,828
Taxes currently payable:			
Federal	$ 63,575	$ 64,342	$ 60,411
State	3,530	4,599	5,763
Foreign	120	–	–
Deferred taxes payable (benefit):			
Federal	3,308	(2,932)	(2,346)
State	2,469	–	–
Total income taxes	$ 73,002	$ 66,009	$ 63,828

The corporation adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of January 1, 2001. The cumulative effect of the adoption was a $1.1 million increase to consolidated income net of $584,000 of tax expense.

The common stock issued under employment benefit plans in the Consolidated Statements of Changes in Stockholder's Equity for 2002, 2001, and 2000 include a tax benefit of $1.4 million, $1.7 million, and $766,000, respectively.

The significant components of the deferred tax liabilities and assets at December 31 are as follows:

(in thousands)	2002	2001
Deferred tax liabilities:		
Tax depreciation	$ –	$ 1,584
Prepaid VEBA costs	8,824	6,510
Automobile and equipment leases	4,956	6,355
System development costs	1,230	1,348
Partnerships	14,301	7,653
Market valuation on investment securities	6,719	5,601
Other	2,416	2,094
Total deferred tax liabilities	38,446	31,145
Deferred tax assets:		
Loan loss provision	29,819	28,289
OPEB obligation	9,866	9,719
Unearned fees	9,633	8,168
Pension and SERP	1,478	3,836
Additional minimum pension liability	7,444	–
Other	1,929	2,307
Total deferred tax assets	60,170	52,319
Net deferred tax assets	$21,273	$21,174

No valuation allowance was recognized for the deferred tax assets at December 31, 2002, and 2001. Management believes it is more likely than not that the deferred tax assets will be realized.

Note 17: Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands)	2002	2001	2000
Numerator:			
Net income	$133,157	$125,170	$120,939
Denominator:			
Denominator for basic earnings per share – weighted-average shares	65,617	65,147	64,610
Effect of dilutive securities:			
Employee stock options	684	795	750
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	66,301	65,942	65,360
Basic earnings per share	$ 2.03	$ 1.92	$ 1.87
Diluted earnings per share	$ 2.01	$ 1.90	$ 1.85

Note 18: Segment reporting

For the purposes of reporting our results, the corporation divides its business activities into two segments: banking and advisory fee-based segments. The banking and advisory fee-based segments are managed separately but have overlapping markets, customers, and systems. The corporation's strategy to develop full relationships across a broad product array allows these two segments to market separate products and services to a common base of customers.

The banking segment includes lending, deposit-taking, and branch banking in our primary banking markets of Delaware, Florida, Maryland, and Pennsylvania, along with institutional deposit-taking on a national basis. Lending activities include commercial loans, commercial and residential mortgages, and construction and consumer loans. Deposit products include demand checking, certificates of deposit, negotiable order of withdrawal accounts, and various savings and money market accounts.

The advisory fee-based segment includes wealth advisory services, asset management, mutual fund, corporate client services to individuals and corporations in the United States and more than 50 other countries and the results of Balentine and SPV Management. Wealth advisory service activities include investment management, trust services, private banking, estate settlement, financial planning, and tax preparation. Asset management activities include a broad range of portfolio management services, including fixed-income, short-term cash management, and contributions resulting from affiliations with Cramer Rosenthal McGlynn and Roxbury Capital Management. Corporate client services include custody services, trusteeships for capital leases, collateralized securities, corporate restructurings and bankruptcies, entity management services, and retirement services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The corporation evaluates performance based on profit or loss from operations before income taxes and without including nonrecurring gains and losses. The corporation generally records intersegment sales and transfers as if the sales or transfers were to third parties (i.e., at current market prices). Profit or loss from infrequent events such as the sale of a business are reported separately for each segment.

Financial data by segment for the years 2002 through 2000 is as follows:

Year ended December 31, 2002 *(in thousands)*	Banking business	Fee-based business	Totals
Net interest income	$ 242,003	$ 34,527	$ 276,530
Provision for loan losses	(21,735)	(278)	(22,013)
Net interest income after provision for loan losses	220,268	34,249	254,517
Total advisory fees:			
Wealth advisory services	7,902	116,103	124,005
Corporate financial services	3,042	64,125	67,167
Affiliate managers	–	16,270	16,270
Amortization of affiliate goodwill and other intangibles	–	(1,253)	(1,253)
Other noninterest income	51,368	2,597	53,965
Securities gains/(losses)	2,005	–	2,005
Net interest and noninterest income	284,585	232,091	516,676
Noninterest expense	(160,711)	(149,181)	(309,892)
Segment profit from operations	123,874	82,910	206,784
Minority interest	–	(625)	(625)
Segment profit before income taxes	$ 123,874	$ 82,285	$ 206,159
Intersegment revenue	$ –	$ –	$ –
Depreciation and amortization	25,065	13,783	38,848
Investment in equity method investees	–	242,056	242,056
Segment average assets	6,227,571	1,433,464	7,661,035

Year ended December 31, 2001 *(in thousands)*	Banking business	Fee-based business	Totals
Net interest income	$ 221,037	$ 37,776	$ 258,813
Provision for loan losses	(19,480)	(370)	(19,850)
Net interest income after provision for loan losses	201,557	37,406	238,963
Total advisory fees:			
Wealth advisory services	6,459	99,615	106,074
Corporate financial services	2,704	55,703	58,407
Affiliate managers	–	20,555	20,555
Amortization of affiliate goodwill and other intangibles	–	(8,195)	(8,195)
Other noninterest income	46,298	3,342	49,640
Securities gains/(losses)	1,522	–	1,522
Net interest and noninterest income	258,540	208,426	466,966
Noninterest expense	(149,339)	(127,578)	(276,917)
Segment profit from operations	109,201	80,848	190,049
Segment gain/(loss) from infrequent events	1,714	–	1,714
Segment profit before income taxes	$ 110,915	$ 80,848	$ 191,763
Intersegment revenue	$ –	$ –	$ –
Depreciation and amortization	21,624	17,991	39,615
Investment in equity method investees	–	221,195	221,195
Segment average assets	6,085,212	1,144,022	7,229,234

Year ended December 31, 2000 *(in thousands)*	Banking business	Fee-based business	Totals
Net interest income	$ 224,967	$ 30,172	$ 255,139
Provision for loan losses	(21,362)	(538)	(21,900)
Net interest income after provision for loan losses	203,605	29,634	233,239
Wealth advisory services	6,549	93,183	99,732
Corporate financial services	–	51,470	51,470
Affiliate managers	–	21,319	21,319
Amortization of affiliate goodwill and other intangibles	–	(7,487)	(7,487)
Other noninterest income	42,753	1,567	44,320
Securities gains/(losses)	(333)	(83)	(416)
Net interest and noninterest income	252,574	189,603	442,177
Noninterest expense	(146,563)	(118,119)	(264,682)
Segment profit from operations	106,011	71,484	177,495
Segment gain/(loss) from infrequent events	6,018	1,254	7,272
Segment profit before income taxes	$ 112,029	$ 72,738	$ 184,767
Intersegment revenue	$ –	$ –	$ –
Depreciation and amortization	16,625	16,661	33,286
Investment in equity method investees	–	186,071	186,071
Segment average assets	5,919,585	1,289,135	7,208,720

Note 19: Parent company-only financial statements

The Statements of Condition, Income, and Cash Flows for the parent company are as follows:

STATEMENTS OF CONDITION

December 31 *(in thousands)*	2002	2001
Assets		
Cash and due from banks	$ 657	$ 4,023
Investment in subsidiaries	788,322	726,878
Investment securities available for sale	5,591	14,622
Advance to subsidiary	96,942	88,100
Income taxes receivable	7,875	7,480
Other assets	3,210	2,463
Total assets	$902,597	$843,566
Liabilities and stockholders' equity		
Liabilities	$ 2,328	$ 2,536
Line of credit	34,000	33,500
Long-term debt	125,000	125,000
Stockholders' equity	741,269	682,530
Total liabilities and stockholders' equity	$902,597	$843,566

STATEMENTS OF INCOME

For the year ended December 31 *(in thousands)*	2002	2001	2000
Income			
Dividend from subsidiaries	$ 84,728	$ 83,800	$ 78,550
Interest on advance to subsidiary	2,859	4,301	6,447
Interest	97	232	47
Other noninterest income	2	41	–
Total income	87,686	88,374	85,044
Expense			
Interest on other borrowings	611	855	1,322
Interest on long-term debt	8,281	8,281	8,281
Salaries and employment benefits	119	119	119
Stationery and supplies	–	1	–
Other noninterest expense	1,583	1,243	1,301
Total expense	10,594	10,499	11,023
Income before income tax benefit and equity in undistributed income of subsidiaries	77,092	77,875	74,021
Applicable income tax benefit	(2,672)	(2,074)	(1,579)
Equity in undistributed income of subsidiaries	53,393	45,221	45,339
Net income	$133,157	$125,170	$120,939

STATEMENTS OF CASH FLOWS

For the year ended December 31 *(in thousands)*	2002	2001	2000
Operating activities			
Net income	$133,157	$125,170	$120,939
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	(53,393)	(45,221)	(45,339)
Compensation expense – nonemployee stock options	119	119	119
Decrease/(increase) in other assets	277	(134)	19,963
(Decrease)/increase in other liabilities	(208)	204	(4,032)
Net cash provided by operating activities	79,952	80,138	91,650
Investing activities			
Proceeds from sales of investment securities available for sale	68,978	45,041	22,550
Purchases of investment securities available for sale	(59,947)	(59,532)	(22,547)
Capital contribution to subsidiaries	(5,297)	(23,000)	(28,126)
Advance to subsidiary	(20,742)	(17,350)	(2,800)
Repayment of advance to subsidiary	11,900	10,050	6,000
Formation of subsidiary	(5,205)	–	–
Purchase of indirect subsidiary	–	(956)	–
Net cash used for investing activities	(10,313)	(45,747)	(24,923)
Financing activities			
Cash dividends	(65,971)	(61,526)	(57,164)
Net increase/(decrease) in line of credit	500	16,500	(8,000)
Proceeds from common stock issued under employment benefit plans	11,187	14,165	7,578
Payments for common stock acquired through buybacks	(18,721)	(3,496)	(8,936)
Net cash used for financing activities	(73,005)	(34,357)	(66,522)
(Decrease)/increase in cash and cash equivalents	(3,366)	34	205
Cash and cash equivalents at beginning of year	4,023	3,989	3,784
Cash and cash equivalents at end of year	$ 657	$ 4,023	$ 3,989

Management's responsibility for financial reporting

The management of Wilmington Trust Corporation (the corporation) is responsible for the financial statements and the other financial information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based upon management's best judgment where necessary.

Management maintains a system of internal controls and procedures designed to provide reasonable assurance as to the integrity and reliability of financial records and the protection of assets. The system of internal control is reviewed continually for its effectiveness and is revised, when appropriate, due to changing circumstances and requirements.

Independent auditors are appointed by the Board of Directors to audit the financial statements in accordance with auditing standards generally accepted in the United States and to independently assess the fair presentation of the corporation's financial position, results of operations, and cash flows. Their report appears in this Annual Report.

The Audit Committee of the Board of Directors, composed exclusively of outside directors, is responsible for reviewing and monitoring the corporation's accounting and reporting practices. The Audit Committee meets periodically with management, internal auditors, and the independent auditors to discuss specific accounting, financial reporting, and internal control matters. Both the internal auditors and the independent auditors have direct access to the Audit Committee.

Ted T. Cecala
Chairman and Chief Executive Officer

Robert V.A. Harra Jr.
President and Chief Operating Officer

David R. Gibson
Chief Financial Officer and
Executive Vice President,
Finance and Administration

Report of independent auditors

The Board of Directors
Wilmington Trust Corporation:

We have audited the accompanying consolidated statement of condition of Wilmington Trust Corporation and subsidiaries (the Corporation) as of December 31, 2002, and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of the Corporation for the year ended December 31, 2000, were audited by other auditors whose report thereon dated January 26, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Trust Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1, 7 and 11 to the consolidated financial statements, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" in 2002 and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" in 2001.

KPMG LLP

January 15, 2003

Directors and committees

BOARD OF DIRECTORS

BETSY S. ATKINS
President and
Chief Executive Officer of
Accordiant Ventures

CAROLYN S. BURGER
Principal,
CB Associates, Inc.;
Director, PJM Interconnection, L.L.C.

TED T. CECALA
Chairman of the Board and
Chief Executive Officer;
Member, Board of Managers,
Cramer Rosenthal McGlynn, LLC,
Roxbury Capital Management, LLC, and
Balentine Delaware Holding Company, LLC

RICHARD R. COLLINS
Chairman, Collins, Inc.
Retired, Chief Executive Officer,
and Chief Operating Officer,
American Life Insurance Company

CHARLES S. CROMPTON JR., ESQUIRE
Attorney, Counsel,
Law Firm of Potter,
Anderson and Corroon, LLP

EDWARD B. DU PONT
Private Investor;
Director, E. I. du Pont de Nemours
and Company

R. KEITH ELLIOTT
Retired Director, Chairman,
and CEO, Hercules Incorporated;
Director, Computer Task Group,
Checkpoint Systems, Inc., and
The Institute for Defense Analyses

ROBERT V. A. HARRA JR.
President and Chief Operating Officer

REX L. MEARS
President,
Ray S. Mears and Sons, Inc.

HUGH E. MILLER
Retired Vice Chairman,
ICI Americas Incorporated;
Director, MGI PHARMA, Inc.

STACEY J. MOBLEY
Senior Vice President, General Counsel,
and Chief Administrative Officer,
E. I. du Pont de Nemours and Company

DR. DAVID P. ROSELLE
President,
University of Delaware

H. RODNEY SHARP III
Retired Manager,
E. I. du Pont de Nemours and Company;
Director, E. I. du Pont de Nemours
and Company

THOMAS P. SWEENEY, ESQUIRE
Attorney, Member, Law Firm of Richards,
Layton and Finger, P.A.

ROBERT W. TUNNELL JR.
Managing Partner,
Tunnell Companies, L.P.

WALTER D. MERTZ[1]
Retired Senior Vice President

1 Associate Director of Wilmington Trust Company only.

STANDING COMMITTEES

EXECUTIVE COMMITTEE
Ted T. Cecala, Chairperson
Charles S. Crompton Jr.
Edward B. du Pont
R. Keith Elliott
Robert V. A. Harra Jr.
David P. Roselle
Robert W. Tunnell Jr.

AUDIT COMMITTEE
Carolyn S. Burger, Chairperson
Richard R. Collins
Edward B. du Pont
Rex L. Mears
Hugh E. Miller

COMPENSATION COMMITTEE
Stacey J. Mobley, Chairperson
Charles S. Crompton Jr.
R. Keith Elliott
Rex L. Mears
H. Rodney Sharp III

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Hugh E. Miller, Chairperson
H. Rodney Sharp III
Thomas P. Sweeney
Robert W. Tunnell Jr.

DIVIDEND DECLARATION COMMITTEE
Ted T. Cecala, Chairperson
Robert V. A. Harra Jr.

Officers and subsidiaries

WILMINGTON TRUST PRINCIPAL OFFICERS

TED T. CECALA
Chairman and Chief Executive Officer

ROBERT V.A. HARRA JR.
President and Chief Operating Officer

ROBERT J. CHRISTIAN
Chief Investment Officer and Executive Vice President, Investment Strategy

HOWARD K. COHEN
Executive Vice President, Corporate Client Services

WILLIAM J. FARRELL II
Executive Vice President, Information Technology and Trust Operations

DAVID R. GIBSON
Chief Financial Officer and Executive Vice President, Finance and Administration

ROBERT A. MATARESE
Executive Vice President, Credit Policy and Administration

RITA C. TURNER
Executive Vice President, Client Services and Marketing

RODNEY P. WOOD
Executive Vice President, Wealth Advisory Services

I. GAIL HOWARD
Senior Vice President, Human Resources

MICHAEL A. DiGREGORIO
Senior Vice President, Secretary, and Chief Counsel

GERALD F. SOPP
Vice President and Controller

RONALD K. PENDLETON
Auditor

REGIONAL PRESIDENTS

ROBERT M. BALENTINE
Chairman and Chief Executive Officer, Balentine & Company
Regional President, Georgia, and Wealth Strategy and Family Offices

ALAN K. BONDE
Western United States

MARK A. GRAHAM
Pennsylvania and New Jersey

PETER E. "TONY" GUERNSEY JR.
Northeastern United States and National Expansion

RICHARD F. KLUMPP
President and CEO, Delaware Corporate Management, Inc.

MARTIN McDERMOTT
CEO and Managing Director, SPV Management Limited

KEMP C. STICKNEY
Florida

OPERATING SUBSIDIARIES

WILMINGTON TRUST COMPANY
Brandywine Finance Corporation
Brandywine Insurance Agency, Inc.
Brandywine Life Insurance Company, Inc.
Delaware Corporate Management, Inc.
Nevada Corporate Management, Inc.
Organization Services, Inc.
Special Services Delaware, Inc.
Wilmington Brokerage Services Company
Wilmington Trust Global Services, Ltd.
Wilmington Trust (Cayman), Ltd.
Wilmington Trust (Channel Islands), Ltd.
WTC Corporate Services, Inc.

RODNEY SQUARE MANAGEMENT CORPORATION

WILMINGTON TRUST OF PENNSYLVANIA

WILMINGTON TRUST FSB

WT INVESTMENTS, INC.
Balentine Delaware Holding Company, LLC
Balentine & Company, LLC
Balentine & Company of Tennessee, L.L.C.

WILMINGTON TRUST (UK) LIMITED
SPV Management Limited
SPV Management (Dublin) Limited
SPV Management (Italia) SRL
SPV Jersey Limited
SPV Cayman Limited

Stockholder information

CORPORATE HEADQUARTERS

Wilmington Trust Center
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001
888.456.9361
wilmingtontrust.com

COMMON STOCK

Wilmington Trust Corporation common stock is traded under the symbol WL on the New York Stock Exchange.

DIVIDENDS

Dividends usually are declared in the first month of each quarter to stockholders of record as of the first business day in February, May, August, and November. Dividend payment dates usually are two weeks later. Wilmington Trust has paid cash dividends on its common stock since 1908.

STOCK TRANSFER AGENT, DIVIDEND REINVESTMENT AGENT, AND REGISTRAR OF STOCK

Inquiries relating to stockholder records, stock transfers, changes of ownership, changes of address, duplicate mailings, dividend payments, and the dividend reinvestment plan should be directed to the stock transfer agent:

WELLS FARGO SHAREOWNER SERVICES

Telephone: 800.999.9867

Mailing Address:
P.O. Box 64854
St. Paul, MN 55164

Street Address:
161 North Concord Exchange
South St. Paul, MN 55075

DIVIDEND REINVESTMENT AND VOLUNTARY STOCK PURCHASE PLAN

The corporation offers a plan under which participating stockholders can purchase additional shares of the corporation's common stock through automatic reinvestment of their regular quarterly cash dividends and/or voluntary cash payments. All commissions and fees connected with the purchase and safekeeping of the shares are paid by the corporation. For details of the plan, contact the stock transfer agent.

DUPLICATE MAILINGS

You may receive more than one copy of this annual report due to multiple accounts within your household. The corporation is required to mail an annual report to each name on our stockholder list unless the stockholder requests that duplicate mailings be eliminated. To eliminate duplicate mailings, please send a written request to the stock transfer agent.

ANNUAL MEETING

The annual meeting of the corporation's stockholders will be held at the Wilmington Trust Plaza, 301 West 11th Street, Wilmington, Delaware, on Thursday, April 17, 2003, at 10:00 a.m.

INFORMATION REQUESTS

Analysts, investors, and others seeking financial information, including requests for the annual report on Form 10-K filed with the Securities and Exchange Commission, should contact Ellen J. Roberts, Vice President, Investor Relations, 302.651.8069.

WILMINGTON TRUST OFFICE LOCATIONS

CALIFORNIA

Costa Mesa, 714.384.4150
Santa Monica, 610.899.7000

DELAWARE

Corporate headquarters
Wilmington, 302.636.6676
Office locations throughout the state

FLORIDA

North Palm Beach, 561.630.1477
Palm Beach, 561.514.6730
Stuart, 772.286.3686
Vero Beach, 772.234.1700

GEORGIA

Atlanta, 404.760.2150

MARYLAND

Baltimore, 410.468.4325

NEVADA

Las Vegas, 702.866.2200

NEW JERSEY

Morristown, 973.285.3341

NEW YORK

Manhattan, 212.751.9500

PENNSYLVANIA

Doylestown, 267.880.7000
Philadelphia, 215.419.6570
Villanova, 610.520.1430
West Chester, 610.430.2202

INTERNATIONAL

London, 44.207.614.1111
Channel Islands, 44.1534.495.555
Cayman Islands, 345.946.4091

Wilmington Trust Corporation

CORPORATE HEADQUARTERS
Rodney Square North
1100 North Market Street
Wilmington, DE
19890 - 0001
888.456.9361
wilmingtontrust.com

Advisory, investment, fiduciary, and banking expertise Highly skilled and talented staff Uncompromised underwriting and risk management standards Accountability, integrity, and ethics Sound fiscal

Founded in 1903 by the du Pont family 100 years of capital strength, consistent profitability, and superior client service Cash dividends paid since 1908 Consecutive dividend increases sinc

Client relationships throughout the Delaware Valley, across the United States, and around the world Unique solutions and customized strategies that help clients su

WILMINGTON TRUST CENTURY CELEBRATION 2003